Reg. No.33-
           -----
        811-4017

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM N-14
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Pre-Effective Amendment No.     _____
                         Post-Effective Amendment No.    _____

                      (Check appropriate box or boxes)

                           FEDERATED EQUITY FUNDS
              (Exact Name of Registrant as Specified in Charter)

                               (412) 288-1900
                      (Area Code and Telephone Number)

                          Federated Investors Tower
                     Pittsburgh, Pennsylvania 15222-3779
                  (Address of Principal Executive Offices)

                         JOHN W. MCGONIGLE, ESQUIRE
                          Federated Investors Tower
                     Pittsburgh, Pennsylvania 15222-3779
                   (Name and Address of Agent for Service)

                                 Copies to:

J. Crilley Kelly, Esquire            Matthew G. Maloney, Esquire
Corporate Counsel                    Dickstein, Shapiro & Morin, L.L.P.
Federated Investors                  2101 L Street, N.W.
Federated Investors Tower            Washington, D.C.  20037
Pittsburgh, PA 15222


It is proposed that this filing will become effective on April 7, 1996, or as soon thereafter as is practicable, pursuant to Rule 488. (Approximate Date of Proposed Public Offering)

Registrant has filed with the Securities and Exchange Commission a declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940 that it elects to register an indefinite amount of securities under the Securities Act of 1933 and filed the Notice required by that Rule for Registrant's fiscal year ended October 31, 1994 on December 15, 1994 and filed the Notice required by Rule 24e-2 for its fiscal year ended October 31, 1995 on December 15, 1995. Accordingly, no filing fee is submitted herewith.


                            CROSS REFERENCE SHEET
           PURSUANT TO ITEM 1(A) OF FORM N-14 SHOWING LOCATION IN
               PROSPECTUS OF INFORMATION REQUIRED BY FORM N-14

This Registration Statement is comprised of two prospectus/proxy statements, and a related statement of additional information relating to the acquisition by the Registrant of the assets of Capital Growth Fund in exchange for Class A Shares of Federated Growth Strategies Fund, a Portfolio of the Registrant, to be issued to holders of Class A Shares of Capital Growth Fund and in exchange for Class C Shares of Federated Growth Strategies Fund to be issued to holders of Class C Shares of Capital Growth Fund. The cross-references below are applicable to each such prospectus/proxy statement.

Item of Part A of Form N-14 and Caption or Location in
Caption                         Each Prospectus


1.Beginning of Registration
  Statement and Outside Front   Cross Reference Sheet;
  Cover Page of Prospectus      Cover Page

2.Beginning and Outside Back
  Cover Page of Prospectus      Table of Contents

3.Fee Table, Synopsis Information       Summary of Expenses; Summary;
  and Risk Factors              Risk Factors

4.Information About the         Information About the
  Transaction                   Reorganization

5.Information About the         Information About the
  Registrant                    Fund, the Trust, the Portfolio
                                and the Corporation

6.Information About the         Information About the Fund,
  Company Being Acquired        the Trust, the Portfolio and the
                                Corporation

7.Voting Information            Voting Information

8.Interest of Certain Persons
  and Experts                   Not Applicable

9.Additional Information
  Required for Reoffering by


  Persons Deemed to be
  Underwriters                  Not Applicable


                            CAPITAL GROWTH FUND,
                A PORTFOLIO OF INVESTMENT SERIES FUNDS, INC.
                          FEDERATED INVESTORS TOWER
                    PITTSBURGH, PENNSYLVANIA  15222-3779


Dear Shareholder:
        The Board of Directors and management of Investment Series Funds, Inc. (the "Corporation") are pleased to submit for your vote a proposal to transfer all of the assets of Capital Growth Fund (the "Portfolio") to Federated Growth Strategies Fund (the "Fund"), a portfolio of Federated Equity Funds, a mutual fund advised by Federated Management. The Fund has an investment objective similar to that of the Portfolio in that it seeks appreciation of capital by investing primarily in equity securities of companies with prospects for above-average growth in earnings and dividends. As part of the transaction, holders of Class A Shares and Class C Shares in the Portfolio would receive Class A Shares and Class C Shares, respectively, of the Fund equal in value to their Class A Shares or Class C Shares in the Portfolio and the Portfolio would be liquidated.
        The Board of Directors of the Corporation, as well as Federated Advisers, the Corporation's adviser, and Federated Securities Corp., the Corporation's principal underwriter, believe the proposed agreement and plan of reorganization is in the best interests of Portfolio shareholders for the following reasons:
        -- The reorganization of the Portfolio into the Fund may provide operating efficiencies as a result of the size of the Fund which were not available to Portfolio shareholders due to the smaller size of the Portfolio.

        -- The Fund has an investment objective similar to that of the Portfolio and offers an investment portfolio which invests primarily in equity securities of companies with prospects for above-average growth in earnings and dividends.
        We believe the transfer of the Portfolio's assets in this transaction will present an excellent investment opportunity for our shareholders. Your vote on the transaction is critical to its success. The transfer will be effected only if approved by the lesser of (i) 67% of all Portfolio shares present at the Special Meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (ii) a majority of all of the Portfolio's outstanding shares on the record date voted in person or represented by proxy. We hope you share our enthusiasm and will participate by casting your vote in person, or by proxy if you are unable to attend the meeting. Please read the enclosed prospectus/proxy statement carefully before you vote.
        Thank you for your prompt attention and participation.

                              Sincerely,



                              J. Christopher Donahue
                              President


                            CAPITAL GROWTH FUND,
                A PORTFOLIO OF INVESTMENT SERIES FUNDS, INC.

                          FEDERATED INVESTORS TOWER
                     PITTSBURGH, PENNSYLVANIA 15222-3779

                 NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS



               TO CLASS C SHAREHOLDERS OF CAPITAL GROWTH FUND:
        A Special Meeting of Shareholders of Capital Growth Fund (the "Portfolio"), a portfolio of Investment Series Funds, Inc. (the "Corporation") will be held at 2:30 p.m. on May 31, 1996 at the office of the Corporation, Federated Investors Tower, 19th Floor, Pittsburgh, Pennsylvania 15222-3779 for the following purposes:
     1. To approve or disapprove a proposed Agreement and Plan of Reorganization between the Corporation, on behalf of the Portfolio, and Federated Equity Funds, on behalf of its portfolio, Federated Growth Strategies Fund (the "Fund"), whereby the Fund would acquire all of the assets of the Portfolio in exchange for the Fund's Class A Shares and Class C Shares to be distributed pro rata by the Portfolio to the holders of its Class A Shares and Class C Shares, respectively, in complete liquidation of the Portfolio; and
     2. To transact such other business as may properly come before the meeting or any adjournment thereof.

                              By Order of the Board of Directors,



Dated:  April 7, 1996         John W. McGonigle
                              Secretary




        Shareholders of record at the close of business March 25, 1996 are entitled to vote at the meeting. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card. Your vote is important.
        To secure the largest possible representation and to save the expense of further mailings, please mark your proxy card, sign it, and return it in the enclosed envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time at or before the meeting or vote in person if you attend the meeting.


                         PROSPECTUS/PROXY STATEMENT
                                APRIL 7, 1996
                        Acquisition of the Assets of
                            CAPITAL GROWTH FUND,
                               a portfolio of
                        INVESTMENT SERIES FUNDS, INC.
                          Federated Investors Tower
                    Pittsburgh, Pennsylvania  15222-3779
                      Telephone Number:  1-800-245-5051
                      By and in exchange for shares of
                      FEDERATED GROWTH STRATEGIES FUND,
                               a portfolio of
                           FEDERATED EQUITY FUNDS
                          Federated Investors Tower
                    Pittsburgh, Pennsylvania  15222-3779
                      Telephone Number:  1-800-245-5051



        This Prospectus/Proxy Statement describes the proposed Agreement and Plan of Reorganization (the "Plan") whereby Federated Growth Strategies Fund (the "Fund"), a portfolio of Federated Equity Funds, a Massachusetts business trust, would acquire all of the assets of Capital Growth Fund (the "Portfolio"), a portfolio of Investment Series Funds, Inc., a Maryland corporation (the "Corporation"), in exchange for the Fund's Class A and Class C Shares to be distributed pro rata by the Portfolio to the holders of its Class A and Class C Shares, respectively, in complete liquidation of the Portfolio. As a result of the Plan, each Class C shareholder of the Portfolio will become the owner of the Fund's Class C Shares having a total net asset value equal to the total net asset value of his or her Class C Share holdings in the Portfolio.
        The Fund and the Portfolio each are diversified portfolios of securities of an open-end management investment company whose investment objective is appreciation of capital. The Fund pursues this investment objective by investing primarily in equity securities of companies with prospects for above-average growth in earnings and dividends. The Portfolio pursues this objective by investing primarily in equity securities of companies with prospects for above-average growth in earnings or dividends or of companies where significant fundamental changes are taking place. For a comparison of the investment policies of the Fund and the Portfolio, see "Summary-Investment Objectives and Policies".
        This Prospectus/Proxy Statement should be retained for future reference. It sets forth concisely the information about the Fund that a prospective investor should know before investing. This Prospectus/Proxy Statement is accompanied by the Prospectus of the Fund dated December 31, 1995 which is incorporated herein by reference. Statements of Additional Information for the Fund dated December 31, 1995 (relating to the Fund's prospectus of the same date) and April 7, 1996 (relating to this Prospectus/Proxy Statement) containing additional information have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of the Statements of Additional Information may be obtained without charge by writing or calling the Fund at the address and telephone number shown above.

THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              TABLE OF CONTENTS

Summary of Expenses.......................................................

Summary...................................................................

Risk Factors...............................................................

Information About the Reorganization.......................................

Information About the Fund, the Trust, the Portfolio and the Corporation...

Voting Information......................................................


                             SUMMARY OF EXPENSES

                                                 FUND         PORTFOLIO

             SHAREHOLDER TRANSACTION EXPENSES

Maximum Sales Charge Imposed on Purchases
  (as a percentage of offering price)...          None          None

Maximum Sales Charge Imposed on
  Reinvested Dividends (as a
    percentage of offering price).......          None          None

Contingent Deferred Sales Charge
  (as a percentage of original
   purchase price or redemption
   proceeds, as applicable)(1)......              1.00%         1.00%

Redemption Fee (as a percentage
of amount redeemed, if applicable                 None          None

Exchange Fee                                      None          None

                  ANNUAL OPERATING EXPENSES
           (As a percentage of average net assets)
Management Fee                           0.75%        0.00%(2)

12b-1 Fee                                0.75%         0.75%

Total Other Expenses                     0.51%         1.19%

     Shareholder Services Fee            0.25%         0.19%(3)
          Total Operating Expenses       2.01%         1.94%(4)

(1) The contingent deferred sales charge assessed is 1.00% of the lesser of the original purchase price or the net asset value of Class C Shares redeemed within one year of their purchase date. For a more complete description, see "Summary - Distribution Arrangements."


(2) The management fee has been waived to reflect state imposed expense limitations. The maximum management fee is 0.55% of average daily net assets plus 4.50% of gross income, excluding capital gains and losses.

(3)  The maximum shareholder services fee is 0.25%.

(4) The Fund's adviser has agreed to waive its advisory fee and/or reimburse operating expenses of the Fund so that the annual operating expenses applicable to Class C Shares of the Fund will not exceed 1.93% of average daily net assets for the year following the consummation of the Reorganization.
        The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of Class C Shares of each of the Fund and the Portfolio will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses see "Summary - Advisory and Other Fees" and "Summary - Distribution Arrangements."




EXAMPLE - FUND

                                 1 year                    3 years

You would pay the
following
expenses on a $1,000
investment, assuming
(1) 5% annual return
and (2) redemption at
the end of each time
period...................        $31                      $63

You would pay the
following expenses on
the same investment,
assuming no
redemption...........           $20                       $63



EXAMPLE - PORTFOLIO

                           1 year        3 years        5 years     10 years

You would pay the
following
expenses on a $1,000
investment, assuming
(1) 5% annual return
and (2) redemption at
the end of each time
period...............     $30               $61          $105       $226

You would pay the
following expenses on
the same investment,
assuming no
redemption...........     $20              $61          $105       $226



        THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


                                   SUMMARY
About the Proposed Reorganization
        The Board of Directors of Investment Series Funds, Inc. (the "Corporation") has voted to recommend to holders of the Class A Shares and Class C Shares of its portfolio, Capital Growth Fund (the "Portfolio"), the approval of an Agreement and Plan of Reorganization (the "Plan") whereby Federated Growth Strategies Fund (the "Fund"), a portfolio of Federated Equity Funds, a Massachusetts business trust (the "Trust"), would acquire all of the assets of the Portfolio in exchange for the Fund's Class A and Class C Shares to be distributed pro rata by the Portfolio to its Class A and Class C shareholders, respectively, in complete liquidation and dissolution of the Portfolio (the "Reorganization"). As a result of the Reorganization, each shareholder of the Portfolio will become the owner of Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Portfolio on the date of the Reorganization, i.e., the Closing Date.
        As a condition to the Reorganization transactions, the Trust and the Corporation will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code so that no gain or loss will be recognized by either the Fund or the Portfolio or their shareholders. The tax cost basis of the Fund shares received by Portfolio shareholders will be the same as the tax cost basis of their shares in the Portfolio. After the acquisition is completed, the Portfolio will be liquidated.
Investment Objectives and Policies


        The investment objective of the Fund is to provide appreciation of capital. This investment objective may not be changed without the approval of shareholders. The Fund pursues its investment objective by investing primarily in equity securities of companies with prospects for above-average growth in earnings and dividends.
        The investment objective of the Portfolio is appreciation of capital. This investment objective may not be changed without the approval of shareholders. The Portfolio pursues its investment objective by investing primarily in equity securities of companies with prospects for above-average growth in earnings and dividends or of companies where significant fundamental changes are taking place. The Portfolio generally invests in companies with a market capitalization of $100,000,000 or more.
        The Fund invests primarily in equity securities of companies based on traditional research techniques, including assessment of earnings and dividend growth prospects and/or the risk and volatility of each company's business. The Fund generally invests in companies with a market capitalization of $100,000,000 or more. The Fund may invest in common and preferred stocks, corporate bonds, debentures, notes, warrants and put and call options on stocks. If necessary for temporary defensive purposes, the Fund may also invest in short-term money market instruments, securities issued and/or guaranteed by the U.S. government, its agencies or instrumentalities and repurchase agreements. Unless otherwise designated, the investment policies of the Fund may be changed by the Board of Trustees without shareholder approval, although shareholders will be notified before any material change becomes effective.
        Equity securities are selected by the Portfolio's adviser on the basis of traditional research techniques, including assessment of earnings and dividend growth prospects and/or the risk and volatility of each company's business. The Portfolio may, at times, invest in securities which are deemed to be candidates for acquisition by other entities. Under normal circumstances, at least 65% of the value of the Portfolio's total assets will be invested in equity securities. However, the Portfolio is not required to purchase or sell these securities if the 65% investment level changes due to increases or decreases in the market value of portfolio securities. The Portfolio may also invest in preferred stocks, corporate bonds, debentures, notes, warrants and put options on stocks and may invest up to 35% of its total assets in corporate debt obligations that are rated B or better by a nationally recognized statistical rating organization. If necessary for temporary defensive purposes, the Portfolio may invest in short-term money market instruments, U.S. government securities and may hold cash. Unless otherwise designated, the investment policies of the Portfolio may be changed by the Board of Directors without shareholder approval, although shareholders will be notified before any material change becomes effective.
        Both the Fund and the Portfolio are subject to certain investment limitations. For the Fund, these include investment limitations which prohibit it from (1) borrowing money directly or through reverse repurchase agreements or pledging securities except that, under certain circumstances, the Fund may borrow up to one-third of the value of its net assets;
(2) selling securities short except, under strict limitations, the Fund may maintain open short positions so long as not more that 10% of the value of its net assets is held as collateral for those positions; (3) investing more than 5% of its total assets in securities of one issuer (except cash and cash items, repurchase agreements and U.S. government obligations) or acquiring more than 10% of any class of voting securities of any one issuer;
(4) purchasing securities of other investment companies, except in open market transactions limited to not more than 10% of its total assets, or except as part of a merger, consolidation or other acquisition; (5) investing more than 5% of its total assets in securities of issuers that have records of less than three years of continuous operations and in equity securities of any issuer which are not readily marketable; (6) committing more than 5% of its total assets to premiums or open put option positions; and (7) investing more than 5% of its net assets in warrants. The first three investment limitations listed above cannot be changed without shareholder approval; the last four limitations may be changed by the Board of Trustees without shareholder approval, although shareholders will be notified before any material change becomes effective.
        The Portfolio has investment limitations which prohibit it from (1) borrowing money directly or through reverse repurchase agreements or pledging securities except that, under certain circumstances, the Portfolio may borrow up to one-third of the value of its total assets and pledge up to 10% of the value of those assets to secure such borrowings; (2) selling securities short except, under strict limitations, the Portfolio may maintain open short positions so long as not more than 10% of the value of its net assets is held as collateral for those positions; (3) lending any of its assets except portfolio securities having a value of up to one-third of the value of its total assets; (4) investing more than 5% of its total assets in securities of one issuer (except cash and cash items, repurchase agreements collateralized by U.S. government securities and U.S. government obligations) or purchasing more than 10% of any class of voting securities of any one issuer; (5) investing more than 5% of its total assets in securities of issuers that have records of less than three years of continuous operations including the operation of any predecessors; (6) committing more than 5% of its total assets to premiums on open put option positions; and (7) investing more than 5% of its total assets in warrants. The Portfolio's first four investment limitations cannot be changed without shareholder approval; the last three may be changed by the Board of Directors without shareholder approval, although shareholders will be notified before any material change becomes effective.
     Both the Portfolio and the Fund are also subject to certain additional investment limitations, described in the Fund's Statement of Additional Information dated December 31, 1995 and the Portfolio's Statement of Additional Information dated December 31, 1995. Reference is hereby made to the Fund's Prospectus and Statement of Additional Information, each dated December 31, 1995, and to the Portfolio's Prospectus and Statement of Additional Information, each dated December 31, 1995, which set forth in full the investment objectives and policies and investment limitations of each of the Fund and the Portfolio, all of which are incorporated herein by reference thereto.
Advisory and Other Fees
        The annual investment advisory fee for the Fund is 0.75 of 1% of the Fund's average daily net assets. Federated Management ("Management"), the investment adviser to the Fund, may voluntarily choose to waive a portion of its advisory fee. This voluntary waiver of fees may be terminated by Management at any time in its sole discretion. Management has also undertaken to reimburse the Fund for operating expenses in excess of limitations established by certain states. The maximum annual investment advisory fee for the Portfolio is 0.55 of 1% of the Portfolio's average daily net assets plus 4.50% of gross income, excluding capital gains or losses. The Portfolio's investment adviser, Federated Advisers (the "Adviser"), may similarly voluntarily choose to waive a portion of its advisory fee or reimburse the Portfolio for certain operating expenses but may likewise terminate such waiver at any time in its sole discretion. The Adviser has also undertaken to reimburse the Portfolio for operating expenses in excess of limitations established by certain states. Without such waivers or reimbursements, the expense ratio of the Fund and the Portfolio would be higher by 0.00% and 3.10%, respectively, of average daily net assets.
        Federated Administrative Services, an affiliate of Management and the Adviser, provides certain administrative personnel and services necessary to operate both the Fund and the Portfolio at an annual rate based upon the average aggregate daily net assets of all funds advised by Management, the

Adviser and their affiliates. The rate charged is 0.15 of 1% of the first $250 million of all such funds' average aggregate daily net assets, 0.125 of 1% on the next $250 million, 0.10 of 1% on the next $250 million and 0.075 of 1% of all such funds' average aggregate daily net assets in excess of $750 million, with a minimum annual fee per portfolio of $125,000 plus $30,000 for each additional class of shares of any such portfolio. Federated Administrative Services may choose voluntarily to waive a portion of its fee. The administrative fee expense for the Fund's most recent fiscal year $197,711 and for the Portfolio's most recent fiscal year was $159,192.
        Each of the Fund and the Portfolio have entered into a Shareholder Services Agreement under which each may make payments of up to 0.25 of 1% of its average daily net asset value to obtain certain personal services for shareholders and the maintenance of shareholder accounts. The Shareholder Services Agreement, in each case, provides that Federated Shareholder Services ("FSS"), an affiliate of Management and the Adviser, will either perform shareholder services directly or will select financial institutions to perform such services. Financial institutions will receive fees based upon shares owned by their customers. The schedule of such fees and the basis upon which such fees will be paid is determined from time to time by the Fund or the Portfolio, respectively, and Federated Shareholder Services.
        The total annual operating expenses for Class C Shares of the Fund were 2.05% of average daily net assets for its most recent fiscal year. The total annual operating expenses for Class C Shares of the Portfolio were 1.94% of average daily net assets for its most recent fiscal year and would have been 5.04% of average daily net assets absent the voluntary waiver by the Adviser of a portion of the investment advisory fee, state imposed limitations and reimbursement of certain other operating expenses and a waiver of a portion of the shareholder services fee. In connection with the Reorganization, Management has agreed to waive its advisory fee and/or reimburse operating expenses of the Fund so that the annual operating expenses applicable to Class C Shares of the Fund will not exceed 1.93% of average daily net assets for the year following the consummation of the Reorganization.
Distribution Arrangements
        Federated Securities Corp. ("FSC") is the principal distributor for shares of the Fund and the Portfolio. The Fund has adopted a Rule 12b-1 Distribution Plan (the "Distribution Plan") pursuant to which the Fund may pay to the distributor an amount equal to an annual rate of 0.75 of 1% of the average daily net asset value of the Fund to finance any activity which is principally intended to result in the sale of shares subject to the Distribution Plan. FSC may also, with respect to Class C Shares, select financial institutions to provide sales services or distribution-related support services as agents for their clients or customers. In addition, FSC may pay financial institutions at the time of purchase, from its assets, an amount equal to 1% of the net asset value of Class C Shares purchased by their customers. If a financial institution elects to waive receipt of this payment, the Fund will waive any applicable contingent deferred sales charge (such contingent deferred sales charges are discussed below). The Distribution Plan is a compensation type plan and, accordingly, no payments are made to FSC except as described above, and the Fund does not pay FSC for unreimbursed expenses.
        The Portfolio has also adopted a Rule 12b-1 Distribution Plan (the "Rule 12b-1 Plan") pursuant to which the Portfolio pays FSC an amount equal to an annual rate of 0.75 of 1% of the average daily net asset value of the Class C Shares to finance any activity which is principally intended to result in the sale of shares subject to the Rule 12b-1 Plan. FSC may select financial institutions to provide sales support services as agents for their clients or customers. The Rule 12b-1 Plan is a compensation type plan and, accordingly, no payments are made to FSC except as described above, and the Portfolio does not pay FSC for unreimbursed expenses.

        In addition, FSC and FSS, from their own assets, may pay financial institutions supplemental fees as financial assistance for providing substantial sales services, distribution-related support services or shareholder services with respect to both the Fund and the Portfolio. Such assistance will be predicated upon the amount of Class C Shares the financial institution sells or may sell, and/or upon the type and nature of sales or marketing support furnished by the financial institution. Any payments made by FSC may be reimbursed by Management, the Adviser or their affiliates.
        Certain costs exist with respect to the purchase and sale of Fund and Portfolio shares. Shares of the Fund and the Portfolio are sold at their net asset value next determined after an order is received. Absent an exemption, shareholders redeeming Fund or Portfolio shares within one full year of the purchase date will be charged a contingent deferred sales charge by FSC of 1.00%. Any such charge will be imposed on the lesser of the net asset value of the redeemed shares at the time of purchase or redemption. The contingent deferred sales charges are not imposed in connection with the exercise of exchange rights, nor will they be imposed on any redemptions (effected subsequent to the Reorganization) of Fund shares received by shareholders of the Portfolio as a result of the consummation of the Reorganization provided that such shares were originally purchased by the Portfolio shareholder more than one year from the date of redemption. For a complete description of sales charges, contingent deferred sales charges and exemptions from such charges, reference is hereby made to the Prospectus of the Fund dated December 31, 1995 and the Prospectus of the Portfolio dated December 31, 1995, each of which is incorporated herein by reference thereto.
Purchase and Redemption Procedures
        The transfer agent and dividend disbursing agent for each of the Fund and the Portfolio is Federated Shareholder Services Company (formerly called Federated Services Company). Procedures for the purchase and redemption of the Fund's Class C Shares differ slightly from procedures applicable to the purchase and redemption of the Portfolio's Class C Shares. Any questions about such procedures may be directed to, and assistance in effecting purchases or redemptions of the Fund's Class C Shares or Portfolio's Class C Shares, may be obtained from, FSC, principal distributor for each of the Fund and the Portfolio, at 800-245-5051.
        Reference is made to the Prospectus of the Fund dated December 31, 1995, and the Prospectus of the Portfolio dated December 31, 1995, for a complete description of the purchase and redemption procedures applicable to purchases and redemptions of Fund and Portfolio shares, respectively, each of which is incorporated herein by reference thereto. Set forth below is a brief listing of the significant purchase and redemption procedures applicable to the Fund's Class C Shares and the Portfolio's Class C Shares.
        Purchases of Class C Shares of the Fund may be made through a financial institution who has an agreement with FSC or, once an account has been established, by wire or check. Purchases of Class C Shares of the Portfolio may be made through a financial institution which has a sales agreement with FSC or directly from FSC once an account has been established. The minimum initial investment in the Fund and the Portfolio is $1,500, except for retirement accounts for which the minimum is $50. Subsequent investments must be in amounts of at least $100, except for retirement accounts for which the minimum is $50. The Fund and the Portfolio each reserve the right to reject any purchase request. In connection with the sale of Class C Shares of both the Fund and the Portfolio, FSC may from time to time offer certain items of nominal value to any shareholder.
        The purchase price of shares of both the Fund and the Portfolio is based on net asset value. The net asset value for each of the Fund and the Portfolio is calculated as of the close of trading (normally 4:00 p.m., Eastern time) on the New York Stock Exchange, on each day on which the Fund and the Portfolio compute their net asset value. Purchase and redemption orders for the Fund and the Portfolio received from broker/dealers before 5:00 p.m. (Eastern time) and from financial institutions before 4:00 p.m. (Eastern time) may be entered at that day's price. Fund purchase orders by wire are considered received immediately and payments must be received within three business days following the order if a sales charge is due or by 3:00 p.m. (Eastern time) on the next business day if no such charge is due. Portfolio purchase orders by wire are considered received when the Portfolio's transfer agent's bank, State Street Bank and Trust Company ("State Street Bank"), receives payment by wire. Purchase orders received by check are considered received after the check is converted into federal funds, which normally occurs one day after receipt.
        Holders of Fund and Portfolio Class C Shares each have exchange privileges with respect to Class C Shares in certain of the funds for which affiliates of Management or the Adviser serve as investment advisor or principal underwriter (collectively, the "Federated Funds"), each of which has different investment objectives and policies. Class C Shares in the Fund or the Portfolio may be exchanged for Class C Shares of certain Federated Funds at net asset value without a contingent deferred sales charge. To the extent a shareholder exchanges Class C Shares of the Fund or Portfolio for Class C Shares in other Federated Funds, the time for which the exchanged-for shares are to be held will be added to the time for which exchanged-from shares were held for purposes of satisfying the applicable holding period. Class C Shares to be exchanged must have a net asset value which meets the minimum investment requirement for the fund into which the exchange is being made. Exercise of the exchange privilege is treated as a sale for federal income tax purposes and, accordingly, may have tax consequences for the shareholder. Information on share exchanges may be obtained from the Fund or the Portfolio, as appropriate.
        Redemptions of Fund Class C Shares may be made through a financial institution, by telephone, by mailing a written request or through the Fund's Systematic Withdrawal Program. Redemptions of Portfolio shares may be made through a financial institution, by telephone, by mailing a written request or through the Portfolio's Systematic Withdrawal Program. In each case, Class C Shares are redeemed at their net asset value, less any applicable contingent deferred sales charge, next determined after the redemption request is received. Proceeds will be distributed by check within seven days after receipt of a redemption request.
Tax Consequences
        As a condition to the Reorganization transactions, the Trust and the Corporation will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code so that no gain or loss will be recognized by either the Fund or the Portfolio or their shareholders. The tax cost basis of the Fund shares received by Portfolio shareholders will be the same as the tax cost basis of their shares in the Portfolio.

                                RISK FACTORS
        Investment in the Fund and the Portfolio is subject to certain risks which are set forth in the Fund's Prospectus dated December 31, 1995 and the Statement of Additional Information dated December 31, 1995 and the Portfolio's Prospectus dated December 31, 1995 and the Statement of Additional Information dated December 31, 1995, each of which is incorporated herein by reference thereto. Briefly, these risks include, but are not limited to, fluctuation in the value of the securities held by the Fund or the Portfolio; gain or loss in the sale of stocks held by the Fund or the Portfolio based on changes in the perceived prospects of the issuer; and economic, political and regulatory developments which affect these securities.

                    INFORMATION ABOUT THE REORGANIZATION
Background and Reasons for the Proposed Reorganization

        The Portfolio was established in 1987 to provide investors with an opportunity to invest in a professionally-managed, diversified pool of equity securities with prospects for above-average growth in earnings and dividends. Although its investment objective and policies were similar to other funds advised by the Adviser at the time of its creation, the Portfolio was created as a separate unit in order to market it to particular groups of investors. Subsequent to the Portfolio's creation, the Adviser and its affiliates determined that a more economically efficient method of marketing to different groups of investors was to create separate classes of stock within a single portfolio. The classes are then individually marketed and bear different fees and expenses.
        The Portfolio had net assets of approximately $16.4 million, compared to the Fund's net assets of $250.9 million as of January 31, 1996. For the last several years, in an effort to remain competitive with other investment companies, the Adviser has waived all of its investment advisory fee and reimbursed the Portfolio for certain operating expenses, resulting in aggregate fee waivers and expense reimbursements of $356,497 for the Portfolio's fiscal year ended October 31, 1995. The Adviser has concluded that it will not be able to continue indefinitely to waive such investment advisory fees and reimburse operating expenses in order to allow the Portfolio to earn a return on its investments competitive with other investment companies with similar investment objectives. As a result, the Adviser has recommended to the Board of Directors that it would be in the best interests of all of the Portfolio's shareholders to combine its assets with those of the Fund. Such a combination may achieve operating efficiencies and economies of scale as a result of the larger size of the Fund while allowing shareholders to maintain an investment in a fund whose investment objective is appreciation of capital.
        The Corporation's Board of Directors, including a majority of the independent Directors, determined that participation in the Reorganization is in the best interests of the Portfolio and that the interests of Portfolio shareholders would not be diluted as a result of its effecting the Reorganization. Based upon the foregoing considerations, and the fact that shareholders of the Portfolio will not suffer any adverse tax consequences as a result of the Reorganization, the Board of Directors of the Corporation unanimously voted to approve, and recommend to Portfolio shareholders the approval of, the Reorganization.
        The Board of Trustees of the Fund, including a majority of the independent Trustees, have unanimously concluded that consummation of the Reorganization is in the best interests of the Fund and the shareholders of the Fund and that the interests of Fund shareholders would not be diluted as a result of effecting the Reorganization and have unanimously approved the Plan.
Description of the Plan of Reorganization
        The Plan provides that the Fund will acquire all of the assets of the Portfolio in exchange for the Fund's Class A Shares and Class C Shares to be distributed pro rata by the Portfolio to its Class A and Class C shareholders in complete liquidation of the Portfolio on or about May 31, 1996 (the "Closing Date"). Shareholders of the Portfolio will become shareholders of the Fund as of the close of business on the Closing Date, and will be entitled to the Fund's next dividend distribution. Shareholders of the Portfolio will earn their last dividend from the Portfolio on the dividend date.
        Consummation of the Reorganization is subject to the conditions set forth in the Plan, including receipt of an opinion in form and substance satisfactory to the Corporation, on behalf of the Portfolio, and the Trust, on behalf of the Fund, as described under the caption "Federal Income Tax Consequences" below. The Plan may be terminated and the Reorganization may be abandoned at any time before or after approval by shareholders of the Portfolio prior to the Closing Date by either party if it believes that consummation of the Reorganization would not be in the best interests of its shareholders.
        Management is responsible for the payment of all expenses of the Reorganization incurred by either party, whether or not the Reorganization is consummated. Such expenses include, but are not limited to, accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Portfolio's shareholders and the costs of holding the Special Meeting of Shareholders.
        The foregoing description of the Plan entered into between the Trust, on behalf of the Fund, and the Corporation, on behalf of the Portfolio, is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference thereto.
Description of Fund Shares
        Class C Shares of the Fund to be issued to Class C shareholders of the Portfolio under the Plan will be fully paid and nonassessable when issued and transferable without restriction and will have no preemptive or conversion rights. Reference is hereby made to the Prospectus of the Fund dated December 31, 1995 provided herewith for additional information about Class C Shares of the Fund.
Federal Income Tax Consequences
As a condition to the Reorganization transactions, the Trust, on behalf of the Fund, and the Corporation, on behalf of the Portfolio, will receive an opinion from Dickstein, Shapiro & Morin, L.L.P., counsel to the Trust and the Corporation, to the effect that, on the basis of the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current administrative rules and court decisions, for federal income tax purposes:
(1) the Reorganization as set forth in the Plan will constitute a tax-free reorganization under section 368(a)(1)(C) of the Code; (2) no gain or loss will be recognized by the Fund upon its receipt of the Portfolio's assets solely in exchange for Fund shares; (3) no gain or loss will be recognized by the Portfolio upon the transfer of its assets to the Fund in exchange for Fund shares or upon the distribution (whether actual or constructive) of the Fund shares to the Portfolio shareholders in exchange for their shares of the Portfolio; (4) no gain or loss will be recognized by shareholders of the Portfolio upon the exchange of their Portfolio shares for Fund shares; (5) the tax basis of the Portfolio's assets acquired by the Fund will be the same as the tax basis of such assets to the Portfolio immediately prior to the Reorganization; (6) the tax basis of Fund shares received by each shareholder of the Portfolio pursuant to the Plan will be the same as the tax basis of Portfolio shares held by such shareholder immediately prior to the Reorganization; (7) the holding period of the assets of the Portfolio in the hands of the Fund will include the period during which those assets were held by the Portfolio; and (8) the holding period of Fund shares received by each shareholder of the Portfolio will include the period during which the Portfolio shares exchanged therefor were held by such shareholder, provided the Portfolio shares were held as capital assets on the date of the Reorganization.
Comparative Information on Shareholder Rights and Obligations
        The Trust is organized as a business trust pursuant to a Declaration of Trust under the laws of the Commonwealth of Massachusetts. Set forth below is a brief summary of the significant rights of shareholders of the Trust.
        The Trust is not required to hold annual meetings of shareholders. Shareholder approval is necessary only for certain changes in operations or the election of trustees under certain circumstances. A special meeting of shareholders of the Trust for any permissible purpose is required to be called by the Trustees upon the written request of the holders of at least 10% of the Trust's outstanding shares of all series entitled to vote. Each share of the Trust is entitled to one vote. All shares of each fund or class in the Trust have equal voting rights except that in matters affecting only a particular fund or class, only shares of that fund or class are entitled to vote.
        Under certain circumstances, shareholders of the Fund may be held personally liable as partners under Massachusetts law for obligations of the Trust on behalf of the Fund. To protect its shareholders, the Trust has filed legal documents with the Commonwealth of Massachusetts that expressly disclaim the liability of Fund shareholders for such acts or obligations of the Trust. These documents require that notice of this disclaimer be given in each agreement, obligation or instrument that the Trust or its trustees enter into or sign.
        In the unlikely event a shareholder is held personally liable for the Trust's obligations on behalf of the Fund, the Trust is required to use its property to protect or compensate the shareholder. On request, the Trust will defend any claim made and pay any judgment against a shareholder for any act or obligation of the Trust. Therefore, financial loss resulting from liability as a shareholder will occur only if the Trust cannot meet its obligations to indemnify shareholders and pay judgments against them.
     The Corporation is organized as a corporation under the laws of the State of Maryland and is not required to hold annual meetings of shareholders except when required to do so under the 1940 Act. A special meeting of shareholders of the Corporation is required to be called by the Directors upon the written request of the holders of at least 10% of the outstanding shares of the Corporation entitled to vote. Each share of the Corporation is entitled to one vote at all meetings of shareholders except that in matters affecting only a particular portfolio or class, only shares of that portfolio or class are entitled to vote.
Capitalization

        The following table sets forth the unaudited capitalization of the Class C Shares of the Fund and the Class C Shares of the Portfolio as of January 31, 1996 and on a pro forma basis as of that date:

                                                            Pro Forma
                              Fund           Portfolio      Combined

Class C Shares                $420,209       $1,584,262     $2,004,471
Net Assets (1)
Net Asset Value               $22.64         $13.70         $22.64
Per Class C Share

(1) Net Assets for Class A Shares for each of the Fund, the Portfolio and Pro Forma Combined are $250,439,331, $14,856,970 and $265,296,301,
respectively. Net Asset Value Per Class A Share for each of the Fund, the Portfolio and Pro Forma Combined are $22.65, $13.73 and $22.65, respectively.
                    INFORMATION ABOUT THE FUND, THE TRUST
                      THE PORTFOLIO AND THE CORPORATION

Federated Growth Strategies Fund, a portfolio of Federated Equity Funds
        Information about the Trust and the Fund is contained in the Fund's current Prospectus dated December 31, 1995, a copy of which is included herewith and incorporated by reference herein. Additional information about the Fund is included in the Fund's Statement of Additional Information dated December 31, 1995 and the Statement of Additional Information dated April 7, 1996 relative to this Prospectus/Proxy Statement, each of which is incorporated herein by reference. Copies of the Statements of Additional Information, which have been filed with the Securities and Exchange Commission (the "SEC"), may be obtained without charge by contacting the Fund at 1-800-245-5051 or by writing the Fund at Federated Investors Tower, Pittsburgh, PA 15222-3779. The Trust is subject to the informational requirements of the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements and other information filed by the Trust or the Fund can be obtained by calling or writing the Fund and can also be inspected and copied by the public at the public reference facilities maintained by the SEC in Washington, D.C. located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661 and 13th Floor, Seven World Trade Center, New York, NY 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.
        This Prospectus/Proxy Statement, which constitutes part of a Registration Statement filed by the Trust with the SEC under the 1933 Act, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Trust and the Fund and the shares offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC.

Capital Growth Fund, a portfolio of Investment Series Funds, Inc.
        Information about the Portfolio and the Corporation is contained in the Portfolio's current Prospectus dated December 31, 1995, its Statement of Additional Information dated December 31, 1995 and the Statement of Additional Information dated April 7, 1996 relating to this Prospectus/Proxy Statement, each of which is incorporated herein by reference. Copies of such Prospectus and Statement(s) of Additional Information, which have been filed with the SEC, may be obtained without charge from the Fund by calling 1-800-245-5051 or by writing to the Fund at Federated Investors Tower, Pittsburgh, PA 15222-3779. The Corporation is subject to the informational requirements of the 1933 Act, the 1934 Act and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements and other information filed by the Corporation or the Portfolio can be obtained by calling or writing the Fund and can also be inspected at the public reference facilities maintained by the SEC or obtained at prescribed rates at the addresses listed in the previous section.

                             VOTING INFORMATION
        This Prospectus/Proxy Statement is furnished in connection with the solicitation by the Board of Directors of the Corporation of proxies for use at the Special Meeting of Shareholders (the "Meeting") to be held on May 31, 1996 and at any adjournment thereof. The proxy confers discretionary authority on the persons designated therein to vote on other business not currently contemplated which may properly come before the Meeting. A proxy, if properly executed, duly returned and not revoked, will be voted in accordance with the specifications thereon; if no instructions are given, such proxy will be voted in favor of the Plan. A shareholder may revoke a proxy at any time prior to use by filing with the Secretary of the Corporation an instrument revoking the proxy, by submitting a proxy bearing a later date or by attending and voting at the Meeting.
        The cost of the solicitation, including the printing and mailing of proxy materials, will be borne by Management. In addition to solicitations through the mails, proxies may be solicited by officers, employees and agents of the Corporation and Management at no additional cost to the Corporation. Such solicitations may be by telephone. Management will reimburse custodians, nominees and fiduciaries for the reasonable costs incurred by them in connection with forwarding solicitation materials to the beneficial owners of shares held of record by such persons.
Outstanding Shares and Voting Requirements
        The Board of Directors of the Corporation has fixed the close of business on March 25, 1996 as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting of Shareholders and any adjournment thereof. As of the record date, there were
        Class A Shares and      Class C Shares of the Portfolio outstanding.
-------                    ----
Each of the Portfolio's Class A Shares and Class C Shares are entitled to one vote and fractional shares have proportionate voting rights. On the record
date,          owned of record       shares, or      %, of the Portfolio's
      --------                 -----            -----
outstanding Class A Shares and       owned of record       shares, or
                               -----                 -----            -----
%, of the Portfolio's outstanding Class C Shares. On such date, no other person owned of record, or to the knowledge of the Adviser, beneficially owned, 5% or more of the Portfolio's outstanding Class A or Class C Shares. On the record date, the directors and officers of the Corporation as a group owned less than 1% of the outstanding Class A and Class C Shares of the Portfolio.
        As of the record date, there were            Class A,    Class B and
                                          ----------          --
   Class C Shares of the Fund outstanding.  On the record date,
--                                                              --------
owned of record       shares, or    %, of the Fund's outstanding Class A
                -----            ---
Shares,       owned of record       shares, or      %, of the Fund's
        -----                 -----            -----
outstanding Class B Shares and    owned of record    shares, or   %, of the
                               --                 --            --
Fund's outstanding Class C Shares. On such date, no other person owned of record, or to the knowledge of the Management, beneficially owned, 5% or more of the Fund's outstanding Class A, Class B or Class C Shares. On the record date, the trustees and officers of the Fund as a group owned less than 1% of the outstanding Class A, Class B and Class C Shares of the Fund.
        Approval of the Plan requires the affirmative vote of the lesser of
(i) 67% of the shares of the Portfolio present at the Special Meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (2) a majority of the outstanding shares of the Portfolio. The votes of shareholders of the Fund are not being solicited since their approval is not required in order to effect the Reorganization.
        One-third of the outstanding shares of the Portfolio, represented in person or by proxy, will be required to constitute a quorum at the Special Meeting for the purpose of voting on the proposed Reorganization. For purposes of determining the presence of a quorum, shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast, at the Special Meeting. Under the 1940 Act, however, which governs this transaction, matters subject to the requirements of the 1940 Act, including the Reorganization, are determined on the basis of a percentage of votes present at the Special Meeting, which would have the effect of treating abstentions and "broker non-votes" as if they were votes against the proposal.
Dissenter's Right of Appraisal
        Shareholders of the Portfolio objecting to the Reorganization have no appraisal rights under the Corporation's Articles of Incorporation or Maryland law. Under the Plan, if approved by Portfolio shareholders, each Class C Portfolio shareholder will become the owner of Class C Shares of the Fund having a total net asset value equal to the total net asset value of his or her holdings in the Portfolio at the Closing Date.
Other Matters
        Management of the Corporation knows of no other matters that may properly be, or which are likely to be, brought before the meeting. However, if any other business shall properly come before the meeting, the persons named in the proxy intend to vote thereon in accordance with their best judgment.
        So far as management is presently informed, there is no litigation pending or threatened against the Fund.

        If at the time any session of the Special Meeting is called to order, a quorum is not present in person or by proxy, the persons named as proxies may vote those proxies which have been received to adjourn the Special Meeting to a later date. In the event that a quorum is present but sufficient votes in favor of one or more of the proposals have not been received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to any such proposal. All such adjournments will require the affirmative vote of a majority of the shares present in person or by proxy at the session of the Special Meeting to be adjourned. The persons named as proxies will vote those proxies which they are entitled to vote in favor of the proposal, in favor of such an adjournment, and will vote those proxies required to be voted against the proposal, against any such adjournment. A vote may be taken on one or more of the proposals in this Prospectus/Proxy Statement prior to any such adjournment if sufficient votes for its approval have been received and it is otherwise appropriate.
        Whether or not shareholders expect to attend the meeting, all shareholders are urged to sign, fill in and return the enclosed proxy form promptly.



                                                       EXHIBIT A

                    AGREEMENT AND PLAN OF REORGANIZATION

        AGREEMENT AND PLAN OF REORGANIZATION dated February 29, 1996 (the "Agreement"), between FEDERATED EQUITY FUNDS, a Massachusetts business trust (the "Trust"), on behalf of its portfolio FEDERATED GROWTH STRATEGIES FUND (hereinafter called the "Acquiring Fund"), and INVESTMENT SERIES FUNDS, INC., a Maryland corporation (hereinafter called the "Corporation") on behalf of its portfolio CAPITAL GROWTH FUND (hereinafter called the "Acquired Fund").
       This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code").
The reorganization (the "Reorganization") will consist of the transfer of all of the assets of the Acquired Fund in exchange solely for Class A and Class C Shares of the Acquiring Fund (the "Acquiring Fund Shares") and the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.
       WHEREAS, the Corporation and the Trust are registered open-end management investment companies and the Acquired Fund owns securities in which the Acquiring Fund is permitted to invest;
       WHEREAS, both the Acquired Fund and the Acquiring Fund are authorized to issue shares of common stock or shares of beneficial interest, as the case may be;
       WHEREAS, both the Acquired Fund and the Acquiring Fund have outstanding Class A Shares and Class C Shares;
       WHEREAS, the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined under the Investment Company Act of 1940, as amended (the "1940 Act")), of the Acquiring Fund has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and
        WHEREAS, the Board of Directors, including a majority of the directors who are not "interested persons" (as defined under the 1940 Act), of the Acquired Fund has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquired Fund shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;
        NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:
     1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND.
     1.1 Subject to the terms and conditions contained herein, the Acquired Fund agrees to assign, transfer and convey to the Acquiring Fund all of the assets of the Acquired Fund, including all securities and cash, other than cash in an amount necessary to pay any unpaid dividends and distributions as provided in paragraph 1.5, beneficially owned by the Acquired Fund, and the Acquiring Fund agrees in exchange therefor to deliver to the Acquired Fund the number of Class A and Class C Acquiring Fund Shares, respectively, including fractional Class A and Class C Acquiring Fund Shares, determined as set forth in paragraph 2.3. Such transaction shall take place at the closing (the "Closing") on the closing date (the "Closing Date") provided for in paragraph 3.1. In lieu of delivering certificates for the Class A and Class C Acquiring Fund Shares, the Acquiring Fund shall credit the Class A and Class C Acquiring Fund Shares to the Acquired Fund's account, for the benefit of its Class A and Class C shareholders, respectively, on the stock record books of the Acquiring Fund and shall deliver a confirmation thereof to the Acquired Fund.
     1.2 The Acquired Fund will discharge all of its liabilities and obligations prior to the Closing Date.
     1.3 Delivery of the assets of the Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to State Street Bank and Trust Company (hereinafter called "State Street"), Boston, Massachusetts, the Acquiring Fund's custodian (the "Custodian"), for the account of the Acquiring Fund, together with proper instructions and all necessary documents to transfer to the account of the Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims. All cash delivered shall be in the form of currency and immediately available funds payable to the order of the Custodian for the account of the Acquiring Fund.
     1.4 The Acquired Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to the Acquiring Fund thereunder. The Acquired Fund will transfer to the Acquiring Fund any distributions, rights or other assets received by the Acquired Fund after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the Acquiring Fund on the Closing Date and shall not be separately valued.
     1.5 As soon after the Closing Date as is conveniently practicable, the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's Class A and Class C shareholders of record, determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Class A and Class C Acquiring Fund Shares, respectively, received by the Acquired Fund pursuant to paragraph 1.1. In addition, each shareholder of record of the Acquired Fund shall have the right to receive any unpaid dividends or other distributions which were declared before the Valuation Date (as hereinafter defined) with respect to the shares of the Acquired Fund that are held by the shareholder on the Valuation Date. Such liquidation and distribution will be accomplished by the transfer of the Class A and Class C Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share record books of the Acquiring Fund in the names of the Class A and Class C Acquired Fund Shareholders, respectively, and representing the respective pro rata number of the Class A and Class C Acquiring Fund Shares due such shareholders, based on their ownership of Class A and Class C Shares, respectively, of the Acquired Fund on the Closing Date. All issued and outstanding Class A and Class C Shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. Class A and Class C Share certificates representing interests in the Acquired Fund will represent a number of Class A and Class C Acquiring Fund Shares, respectively, after the Closing Date as determined in accordance with Section 2.3. The Acquiring Fund shall not issue certificates representing the Class A and Class C Acquiring Fund Shares in connection with such exchange.
     1.6 Ownership of Class A and Class C Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.
     1.7 Any transfer taxes payable upon issuance of the Class A and Class C Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Class A and Class C Acquiring Fund Shares are to be issued and transferred.
     1.8 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Corporation.
     2.VALUATION.
     2.1 The value of the Acquired Fund's net assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.2 The net asset value of each Class A and Class C Acquiring Fund Share shall be the net asset value per share computed as of the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.3 The number of the Class A and Class C Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's net assets shall be determined (a) by dividing the value of the net assets of the Acquired Fund attributable to Class A Shares, determined using the same valuation procedures referred to in paragraph 2.1, by the net asset value of one Class A Acquiring Fund Share and (b) by dividing the value of the net assets of the Acquired Fund attributable to Class C Shares, determined using the same valuation procedures referred to in paragraph 2.1, by the net asset value of one Class C Acquiring Fund Share, in each case determined in accordance with paragraph 2.2.
     2.4 All computations of value shall be made in accordance with the regular practices of the Acquiring Fund.
     3.CLOSING AND CLOSING DATE.
     3.1 The Closing Date shall be May 31, 1996 or such later date as the parties may mutually agree. All acts taking place at the Closing Date shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 4:00 p.m. (Eastern time) at the offices of the Acquiring Fund, Federated Investors Tower, Pittsburgh, PA 15222-3779, or such other time and/or place as the parties may mutually agree.
     3.2 If on the Valuation Date (a) the primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

     3.3 Federated Shareholder Services Company, as transfer agent for each of the Acquired Fund and the Acquiring Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Class A and Class C Acquired Fund Shareholders and the number and percentage ownership of outstanding Class A and Class C Shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Class A and Class C Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Class A and Class C Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, assumption agreements, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.
     4.REPRESENTATIONS AND WARRANTIES.
     4.1  The Corporation  represents and warrants to the Trust as follows:
             (a) The Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has power to own all of its properties and assets and to carry out this Agreement.
             (b) The Corporation is registered under the 1940 Act, as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
             (c) The Corporation is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Corporation's Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound.
             (d) The Acquired Fund has no material contracts or other commitments outstanding (other than this Agreement) which will result in liability to it after the Closing Date.
             (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.
             (f) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
             (g) The Statements of Assets and Liabilities of the Acquired Fund at October 31, 1994 and 1995 have been audited by Ernst & Young LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein.


             (h) Since October 31, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.
             (i) At the Closing Date, all Federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such dates shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
             (j) For each fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
             (k) All issued and outstanding Class A and Class C Shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding Class A and Class C Shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Class A or Class C Acquired Fund Shares, nor is there outstanding any security convertible into any of the Class A or Class C Acquired Fund Shares.
             (l) On the Closing Date, the Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.
             (m) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Corporation's directors and, subject to the approval of the Acquired Fund Shareholders, this Agreement will constitute the valid and legally binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
             (n) The prospectus/proxy statement of the Acquired Fund (the "Prospectus/Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.5 (other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
             (o) The Acquired Fund has entered into an agreement under which Federated Management will assume the expenses of the reorganization including accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund's shareholders and the costs of holding the Special Meeting of Shareholders.
     4.2  The Trust  represents and warrants to the Corporation  as follows:
             (a) The Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the power to carry on its business as it is now being conducted and to carry out this Agreement.
             (b) The Trust is registered under the 1940 Act as an open-end, diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
             (c) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Trust's Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound.
             (d) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.
             (e) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
             (f) The Statement of Assets and Liabilities of the Acquiring Fund at October 31, 1994 and 1995, have been audited by Ernst & Young LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein.
             (g) Since October 31, 1995, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed to and accepted by the Acquired Fund.
             (h) At the Closing Date, all Federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such date shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquiring Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
             (i) For each fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
             (j) All issued and outstanding Class A and Class C Shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Class A or Class C Acquiring Fund Shares, nor is there outstanding any security convertible into any Class A or Class C Acquiring Fund Shares.
             (k) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the Trust's Trustees, and this Agreement will constitute the valid and legally binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
             (l) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
             (m) The Acquiring Fund has entered into an agreement under which Federated Management will assume the expenses of the reorganization including accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund's shareholders and the costs of holding the Special Meeting of Shareholders.
     5.COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.
     5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.
     5.2 The Corporation will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.
     5.3 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.
     5.4 As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for Federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Corporation's President and its Treasurer.
     5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of the Prospectus/Proxy Statement, referred to in paragraph 4.1(m), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.
     5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.
     5.7 Prior to the Valuation Date, the Acquired Fund shall have declared a dividend or dividends, with a record date and ex-dividend date prior to the Valuation Date, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income, if any, plus the excess of its interest income, if any, excludable from gross income under Code section 103a) over its deductions disallowed under Code sections 265 and 171(a)(2) for the taxable periods or years ended on or before October 31, 1995 and for the period from said date to and including the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in taxable periods or years ended on or before October 31, 1995 and in the period from said date to and including the Closing Date.
     6.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.
        The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     6.1 All representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     6.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Acquired Fund.
     6.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquiring Fund, to the effect that the representations and warranties of the Corporation made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.
     7.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.
        The obligations of the Acquired Fund to consummate the transactions provided herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     7.1 All representations and warranties of the Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     7.2 The Acquiring Fund shall have delivered to the Acquired Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquired Fund, to the effect that the representations and warranties of the Trust made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.
     7.3 There shall not have been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business since the date hereof other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of any indebtedness, except as otherwise disclosed to and accepted by the Acquired Fund.
     8.FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRING FUND
       AND THE ACQUIRED FUND.
        If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.


@q3901!.doc/500373
                                           50
     8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Corporation's Articles of Incorporation and the 1940 Act.
     8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.
     8.3 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.
     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.
     8.5 The Trust and the Corporation shall have received an opinion of Dickstein, Shapiro & Morin, L.L.P. substantially to the effect that for Federal income tax purposes:
             (a) The transfer of all of the Acquired Fund assets in exchange for the Acquiring Fund Shares and the distribution of the Acquiring Fund Shares to the Acquired Fund Shareholders in liquidation of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code; (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares; (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their shares of the Acquired Fund;
(d) No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares;
(e) The tax basis of the Acquired Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization; (f) The tax basis of the Acquiring Fund Shares received by each of the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization;
(g) The holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and (h) The holding period of the Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided the Acquired Fund shares were held as capital assets on the date of the Reorganization).
     9.TERMINATION OF AGREEMENT.
     9.1 This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Directors of the Corporation or the Board of Trustees of the Trust at any time prior to the Closing Date (and notwithstanding any vote of the Board of Directors of the Corporation) if circumstances should develop that, in the opinion of either of the parties' Board, make proceeding with the Agreement inadvisable.
     9.2 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the directors, trustees or officers of the Corporation or the Trust or the shareholders of the Acquiring Fund or of the Acquired Fund, in respect of this Agreement.
     10.  WAIVER.
        At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of Trustees of the Trust or the Board of Directors of the Corporation, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Acquiring Fund or of the Acquired Fund, as the case may be.
     11.  MISCELLANEOUS.
     11.1 None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.
     11.2 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements, and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.
     11.3 This Agreement shall be governed and construed in accordance with the internal laws of the Commonwealth of Pennsylvania, without giving effect to principles of conflicts of laws.
     11.4 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
     11.5 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.
     11.6 The Acquired Fund is hereby expressly put on notice of the limitation of liability as set forth in Article XI of the Declaration of Trust of the Trust and agrees that the obligations assumed by the Acquiring Fund pursuant to this Agreement shall be limited in any case to the Acquiring Fund and its assets and the Acquired Fund shall not seek satisfaction of any such obligation from the shareholders of the Acquiring Fund, the trustees, officers, employees or agents of the Trust or any of them.


        IN WITNESS WHEREOF, the Acquired Fund and the Acquiring Fund have each caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                              Acquired Fund:
                              INVESTMENT SERIES FUNDS, INC.
                              on behalf of its portfolio,
                              CAPITAL GROWTH FUND
Attest:

                              By:  /s/ J. Christopher Donahue

/s/ S. Elliott Cohan
Assistant Secretary           Name:  J. Christopher Donahue

                              Title:  President



                              Acquiring Fund:
                              FEDERATED EQUITY FUNDS
                              on behalf of its portfolio,
                              FEDERATED GROWTH
                              STRATEGIES FUND
Attest:

                              By:  /s/ Glen R. Johnson

/s/ S. Elliott Cohan
Assistant Secretary           Name:  Glen R. Johnson

                              Title:  President




                            CAPITAL GROWTH FUND,
                A PORTFOLIO OF INVESTMENT SERIES FUNDS, INC.
                          FEDERATED INVESTORS TOWER
                    PITTSBURGH, PENNSYLVANIA  15222-3779


Dear Shareholder:
        The Board of Directors and management of Investment Series Funds, Inc. (the "Corporation") are pleased to submit for your vote a proposal to transfer all of the assets of Capital Growth Fund (the "Portfolio") to Federated Growth Strategies Fund (the "Fund"), a portfolio of Federated Equity Funds, a mutual fund advised by Federated Management. The Fund has an investment objective similar to that of the Portfolio in that it seeks appreciation of capital by investing primarily in equity securities of companies with prospects for above-average growth in earnings and dividends. As part of the transaction, holders of Class A Shares and Class C Shares in the Portfolio would receive Class A Shares and Class C Shares, respectively, of the Fund equal in value to their Class A Shares or Class C Shares in the Portfolio and the Portfolio would be liquidated.
        The Board of Directors of the Corporation, as well as Federated Advisers, the Corporation's adviser, and Federated Securities Corp., the Corporation's principal underwriter, believe the proposed agreement and plan of reorganization is in the best interests of Portfolio shareholders for the following reasons:
        -- The reorganization of the Portfolio into the Fund may provide operating efficiencies as a result of the size of the Fund which were not available to Portfolio shareholders due to the smaller size of the Portfolio.

        -- The Fund has an investment objective similar to that of the Portfolio and offers an investment portfolio which invests primarily in equity securities of companies with prospects for above-average growth in earnings and dividends.
        We believe the transfer of the Portfolio's assets in this transaction will present an excellent investment opportunity for our shareholders. Your vote on the transaction is critical to its success. The transfer will be effected only if approved by the lesser of (i) 67% of all Portfolio shares present at the Special Meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (ii) a majority of all of the Portfolio's outstanding shares on the record date voted in person or represented by proxy. We hope you share our enthusiasm and will participate by casting your vote in person, or by proxy if you are unable to attend the meeting. Please read the enclosed prospectus/proxy statement carefully before you vote.
        Thank you for your prompt attention and participation.

                              Sincerely,



                              J. Christopher Donahue
                              President


                            CAPITAL GROWTH FUND,
                A PORTFOLIO OF INVESTMENT SERIES FUNDS, INC.
                          FEDERATED INVESTORS TOWER
                     PITTSBURGH, PENNSYLVANIA 15222-3779

                 NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS



               TO CLASS A SHAREHOLDERS OF CAPITAL GROWTH FUND:
        A Special Meeting of Shareholders of Capital Growth Fund (the "Portfolio"), a portfolio of Investment Series Funds, Inc. (the "Corporation") will be held at 2:30 p.m. on May 31, 1996 at the office of the Corporation, Federated Investors Tower, 19th Floor, Pittsburgh, Pennsylvania 15222-3779 for the following purposes:
     1. To approve or disapprove a proposed Agreement and Plan of Reorganization between the Corporation, on behalf of the Portfolio, and Federated Equity Funds, on behalf of its portfolio, Federated Growth Strategies Fund (the "Fund"), whereby the Fund would acquire all of the assets of the Portfolio in exchange for the Fund's Class A Shares and Class C Shares to be distributed pro rata by the Portfolio to the holders of its Class A Shares and Class C Shares, respectively, in complete liquidation of the Portfolio; and
     2. To transact such other business as may properly come before the meeting or any adjournment thereof.

                              By Order of the Board of Directors,



Dated:  April 7, 1996         John W. McGonigle
                              Secretary



        Shareholders of record at the close of business March 25, 1996 are entitled to vote at the meeting. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card. Your vote is important.
        To secure the largest possible representation and to save the expense of further mailings, please mark your proxy card, sign it, and return it in the enclosed envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time at or before the meeting or vote in person if you attend the meeting.


                         PROSPECTUS/PROXY STATEMENT

                                APRIL 7, 1996
                        Acquisition of the Assets of
                            CAPITAL GROWTH FUND,
                               a portfolio of
                        INVESTMENT SERIES FUNDS, INC.
                          Federated Investors Tower
                    Pittsburgh, Pennsylvania  15222-3779
                      Telephone Number:  1-800-245-5051
                      By and in exchange for shares of
                      FEDERATED GROWTH STRATEGIES FUND,
                               a portfolio of
                           FEDERATED EQUITY FUNDS
                          Federated Investors Tower
                    Pittsburgh, Pennsylvania  15222-3779
                      Telephone Number:  1-800-245-5051


        This Prospectus/Proxy Statement describes the proposed Agreement and Plan of Reorganization (the "Plan") whereby Federated Growth Strategies Fund (the "Fund"), a portfolio of Federated Equity Funds, a Massachusetts business trust, would acquire all of the assets of Capital Growth Fund (the "Portfolio"), a portfolio of Investment Series Funds, Inc., a Maryland corporation (the "Corporation"), in exchange for the Fund's Class A and Class C Shares to be distributed pro rata by the Portfolio to the holders of its Class A and Class C Shares, respectively, in complete liquidation of the Portfolio. As a result of the Plan, each Class A shareholder of the Portfolio will become the owner of the Fund's Class A Shares having a total net asset value equal to the total net asset value of his or her Class A Share holdings in the Portfolio.


        The Fund and the Portfolio each are diversified portfolios of securities of an open-end management investment company whose investment objective is appreciation of capital. The Fund pursues this investment objective by investing primarily in equity securities of companies with prospects for above-average growth in earnings and dividends. The Portfolio pursues this objective by investing primarily in equity securities of companies with prospects for above-average growth in earnings or dividends or of companies where significant fundamental changes are taking place. For a comparison of the investment policies of the Fund and the Portfolio, see "Summary-Investment Objectives and Policies".
        This Prospectus/Proxy Statement should be retained for future reference. It sets forth concisely the information about the Fund that a prospective investor should know before investing. This Prospectus/Proxy Statement is accompanied by the Prospectus of the Fund dated December 31, 1995 which is incorporated herein by reference. Statements of Additional Information for the Fund dated December 31, 1995 (relating to the Fund's prospectus of the same date) and April 7, 1996 (relating to this Prospectus/Proxy Statement) containing additional information have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of the Statements of Additional Information may be obtained without charge by writing or calling the Fund at the address and telephone number shown above.

THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              TABLE OF CONTENTS

Summary of Expenses.........................................................

Summary.....................................................................

Risk Factors................................................................

Information About the Reorganization........................................

Information About the Fund, the Trust, the Portfolio and the Corporation....

Voting Information..........................................................


                             SUMMARY OF EXPENSES

                                                     FUND         PORTFOLIO



             SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on
Purchases                                              5.50%         5.50%
  (as a percentage of offering price)..................
Maximum Sales Charge Imposed on
  Reinvested Dividends (as a
percentage of                                          None          None
  offering  price).......................
Contingent Deferred Sales Charge
  (as a percentage of original
purchase                                               0.00         0.00
  price or redemption proceeds,
as applicable)(1)...
Redemption Fee (as a percentage
of amount redeemed, if applicable                      None          None
Exchange Fee.............................              None          None


                         ANNUAL OPERATING EXPENSES
                  (As a percentage of average net assets)

Management Fee                                         0.75%         0.00
12b-1 Fee                                              None          0.06%(3)
Total Other Expenses                                   0.36%         1.19%
     Shareholder Services Fee (4)                      1.10%         0.19%
          Total Operating Expenses                     1.11%         1.25%

(1) Class A Shares purchased with proceeds of a redemption of shares of an unaffiliated investment company purchased or redeemed with a sales charge and not distributed by Federated Securities Corp. may be charged a contingent deferred sales charge of 0.50 of 1.00% for redemptions made within one year of purchase. See "Summary - Distribution Arrangements."

(2) The management fee has been waived to reflect state imposed expense limitations. The maximum management fee is 0.55% of average daily net assets plus 4.50% of gross income, excluding capital gains and losses.

(3)  The maximum 12b-1 fee is 0.25%.

(4)  The maximum shareholder services fee is 0.25%.

        The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of Class A Shares of each of the Fund and the Portfolio will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses see "Summary - Advisory and Other Fees" and "Summary - Distribution Arrangements."

EXAMPLE - FUND
                         1 year       3 years       5 years      10 years

You would pay the
following
expenses on a $1,000
investment, assuming
(1) 5% annual return
and (2) redemption at
the end of each time
period................    $71         $88            $113        $183

You would pay the
following expenses on
the same investment,      $66         $88            $113        $183
assuming no
redemption............


EXAMPLE - PORTFOLIO
                         1 year   3 years    5 years      10 years
You would pay the
following
expenses on a $1,000
investment, assuming
(1) 5% annual return
and (2) redemption at
the end of each time
period..............    $72       $92          $120          $198

You would pay the
following expenses on
the same investment,
assuming no
redemption...........   $67       $92          $120          $198


        THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


                                   SUMMARY
About the Proposed Reorganization
        The Board of Directors of Investment Series Funds, Inc. (the "Corporation") has voted to recommend to holders of the Class A Shares and Class C Shares of its portfolio, Capital Growth Fund (the "Portfolio"), the approval of an Agreement and Plan of Reorganization (the "Plan") whereby Federated Growth Strategies Fund (the "Fund"), a portfolio of Federated Equity Funds, a Massachusetts business trust (the "Trust"), would acquire all of the assets of the Portfolio in exchange for the Fund's Class A and Class C Shares to be distributed pro rata by the Portfolio to its Class A and Class C shareholders, respectively, in complete liquidation and dissolution of the Portfolio (the "Reorganization"). As a result of the Reorganization, each shareholder of the Portfolio will become the owner of Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Portfolio on the date of the Reorganization, i.e., the Closing Date.
        As a condition to the Reorganization transactions, the Trust and the Corporation will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code so that no gain or loss will be recognized by either the Fund or the Portfolio or their shareholders. The tax cost basis of the Fund shares received by Portfolio shareholders will be the same as the tax cost basis of their shares in the Portfolio. After the acquisition is completed, the Portfolio will be liquidated.
Investment Objectives and Policies
        The investment objective of the Fund is to provide appreciation of capital. This investment objective may not be changed without the approval of shareholders. The Fund pursues its investment objective by investing primarily in equity securities of companies with prospects for above-average growth in earnings and dividends.
        The investment objective of the Portfolio is appreciation of capital. This investment objective may not be changed without the approval of shareholders. The Portfolio pursues its investment objective by investing primarily in equity securities of companies with prospects for above-average growth in earnings and dividends or of companies where significant fundamental changes are taking place. The Portfolio generally invests in companies with a market capitalization of $100,000,000 or more.
        The Fund invests primarily in equity securities of companies based on traditional research techniques, including assessment of earnings and dividend growth prospects and/or the risk and volatility of each company's business. The Fund generally invests in companies with a market capitalization of $100,000,000 or more. The Fund may invest in common and preferred stocks, corporate bonds, debentures, notes, warrants and put and call options on stocks. If necessary for temporary defensive purposes, the Fund may also invest in short-term money market instruments, securities issued and/or guaranteed by the U.S. government, its agencies or instrumentalities and repurchase agreements. Unless otherwise designated, the investment policies of the Fund may be changed by the Board of Trustees without shareholder approval, although shareholders will be notified before any material change becomes effective.
        Equity securities are selected by the Portfolio's adviser on the basis of traditional research techniques, including assessment of earnings and dividend growth prospects and/or the risk and volatility of each company's business. The Portfolio may, at times, invest in securities which are deemed to be candidates for acquisition by other entities. Under normal circumstances, at least 65% of the value of the Portfolio's total assets will be invested in equity securities. However, the Portfolio is not required to purchase or sell these securities if the 65% investment level changes due to increases or decreases in the market value of portfolio securities. The Portfolio may also invest in preferred stocks, corporate bonds, debentures, notes, warrants and put options on stocks and may invest up to 35% of its total assets in corporate debt obligations that are rated B or better by a nationally recognized statistical rating organization. If necessary for temporary defensive purposes, the Portfolio may invest in short-term money market instruments, U.S. government securities and may hold cash. Unless otherwise designated, the investment policies of the Portfolio may be changed by the Board of Directors without shareholder approval, although shareholders will be notified before any material change becomes effective.

        Both the Fund and the Portfolio are subject to certain investment limitations. For the Fund, these include investment limitations which prohibit it from (1) borrowing money directly or through reverse repurchase agreements or pledging securities except that, under certain circumstances, the Fund may borrow up to one-third of the value of its net assets;
(2) selling securities short except, under strict limitations, the Fund may maintain open short positions so long as not more that 10% of the value of its net assets is held as collateral for those positions; (3) investing more than 5% of its total assets in securities of one issuer (except cash and cash items, repurchase agreements and U.S. government obligations) or acquiring more than 10% of any class of voting securities of any one issuer;
(4) purchasing securities of other investment companies, except in open market transactions limited to not more than 10% of its total assets, or except as part of a merger, consolidation or other acquisition; (5) investing more than 5% of its total assets in securities of issuers that have records of less than three years of continuous operations and in equity securities of any issuer which are not readily marketable; (6) committing more than 5% of its total assets to premiums or open put option positions; and (7) investing more than 5% of its net assets in warrants. The first three investment limitations listed above cannot be changed without shareholder approval; the last four limitations may be changed by the Board of Trustees without shareholder approval, although shareholders will be notified before any material change becomes effective.
        The Portfolio has investment limitations which prohibit it from (1) borrowing money directly or through reverse repurchase agreements or pledging securities except that, under certain circumstances, the Portfolio may borrow up to one-third of the value of its total assets and pledge up to 10% of the value of those assets to secure such borrowings; (2) selling securities short except, under strict limitations, the Portfolio may maintain open short positions so long as not more than 10% of the value of its net assets is held as collateral for those positions; (3) lending any of its assets except portfolio securities having a value of up to one-third of the value of its total assets; (4) investing more than 5% of its total assets in securities of one issuer (except cash and cash items, repurchase agreements collateralized by U.S. government securities and U.S. government obligations) or purchasing more than 10% of any class of voting securities of any one issuer; (5) investing more than 5% of its total assets in securities of issuers that have records of less than three years of continuous operations including the operation of any predecessors; (6) committing more than 5% of its total assets to premiums on open put option positions; and (7) investing more than 5% of its total assets in warrants. The Portfolio's first four investment limitations cannot be changed without shareholder approval; the last three may be changed by the Board of Directors without shareholder approval, although shareholders will be notified before any material change becomes effective.
        Both the Portfolio and the Fund are also subject to certain additional investment limitations, described in the Fund's Statement of Additional Information dated December 31, 1995 and the Portfolio's Statement of Additional Information dated December 31, 1995. Reference is hereby made to the Fund's Prospectus and Statement of Additional Information, each dated December 31, 1995, and to the Portfolio's Prospectus and Statement of Additional Information, each dated December 31, 1995, which set forth in full the investment objectives and policies and investment limitations of each of the Fund and the Portfolio, all of which are incorporated herein by reference thereto.
Advisory and Other Fees
        The annual investment advisory fee for the Fund is 0.75 of 1% of the Fund's average daily net assets. Federated Management ("Management"), the investment adviser to the Fund, may voluntarily choose to waive a portion of its advisory fee. This voluntary waiver of fees may be terminated by Management at any time in its sole discretion. Management has also undertaken to reimburse the Fund for operating expenses in excess of limitations established by certain states. The maximum annual investment advisory fee for the Portfolio is 0.55 of 1% of the Portfolio's average daily net assets plus 4.50% of gross income, excluding capital gains or losses. The Portfolio's investment adviser, Federated Advisers (the "Adviser"), may similarly voluntarily choose to waive a portion of its advisory fee or reimburse the Portfolio for certain operating expenses but may likewise terminate such waiver at any time in its sole discretion. The Adviser has also undertaken to reimburse the Portfolio for operating expenses in excess of limitations established by certain states. Without such waivers or reimbursements, the expense ratio of the Fund and the Portfolio would be higher by 0.00% and 3.10%, respectively, of average daily net assets.
        Federated Administrative Services, an affiliate of Management and the Adviser, provides certain administrative personnel and services necessary to operate both the Fund and the Portfolio at an annual rate based upon the average aggregate daily net assets of all funds advised by Management, the Adviser and their affiliates. The rate charged is 0.15 of 1% of the first $250 million of all such funds' average aggregate daily net assets, 0.125 of 1% on the next $250 million, 0.10 of 1% on the next $250 million and 0.075 of 1% of all such funds' average aggregate daily net assets in excess of $750 million, with a minimum annual fee per portfolio of $125,000 plus $30,000 for each additional class of shares of any such portfolio. Federated Administrative Services may choose voluntarily to waive a portion of its fee. The administrative fee expense for the Fund's most recent fiscal year was $197,711 and for the Portfolio's most recent fiscal year was $159,192.
        Each of the Fund and the Portfolio have entered into a Shareholder Services Agreement under which each may make payments of up to 0.25 of 1% of its average daily net asset value to obtain certain personal services for shareholders and the maintenance of shareholder accounts. The Shareholder Services Agreement, in each case, provides that Federated Shareholder Services ("FSS"), an affiliate of Management and the Adviser, will either perform shareholder services directly or will select financial institutions to perform such services. Financial institutions will receive fees based upon shares owned by their customers. The schedule of such fees and the basis upon which such fees will be paid is determined from time to time by the Fund or the Portfolio, respectively, and Federated Shareholder Services.
        The total annual operating expenses for Class A Shares of the Fund were 1.11% of average daily net assets for its most recent fiscal year. The total annual operating expenses for Class A Shares of the Portfolio were 1.25% of average daily net assets for its most recent fiscal year and would have been 4.54% of average daily net assets absent the voluntary waiver by the Adviser of a portion of the investment advisory fee, state imposed limitations and reimbursement of certain other operating expenses and a waiver of a portion of the shareholder services fee and the 12b-1 fee. Distribution Arrangements
        Federated Securities Corp. ("FSC") is the principal distributor for shares of the Fund and the Portfolio. FSC may also, with respect to Class A Shares, select financial institutions to provide substantial sales services, distribution-related support services or shareholder services. In addition, FSC may pay financial institutions at the time of purchase, from its assets, an amount equal to 0.50 of 1% of the net asset value of Class A Shares purchased by their customers under certain qualified retirement plans as approved by FSC. Such payments are, however, subject to reclaim should the assets leave the Fund within twelve months after purchase.
        The Portfolio has adopted a Rule 12b-1 Distribution Plan (the "Distribution Plan") pursuant to which the Portfolio pays FSC an amount equal to an annual rate of up to 0.25 of 1% of the average daily net asset value of the Class A Shares to finance any activity which is principally intended to result in the sale of shares subject to the Distribution Plan. FSC may select financial institutions to provide sales support services as agents for their clients or customers. The Distribution Plan is a compensation type plan and, accordingly, no payments are made to FSC except as described above, and the Portfolio does not pay FSC for unreimbursed expenses. The Fund has not adopted a Rule 12b-1 Distribution Plan and accordingly does not make any payments for distribution of shares.
        In addition, FSC and FSS, from their own assets, may pay financial institutions supplemental fees as financial assistance for providing substantial sales services, distribution-related support services or shareholder services with respect to the Portfolio. Such assistance will be predicated upon the amount of Class A Shares the financial institution sells or may sell, and/or upon the type and nature of sales or marketing support furnished by the financial institution. Any payments made by FSC may be reimbursed by Management, the Adviser or their affiliates but will not be reimbursed by the Portfolio.
        Certain costs exist with respect to the purchase and sale of Fund and Portfolio shares. Shares of the Fund and the Portfolio are sold at their net asset value next determined after an order is received plus a sales charge and are redeemed at net asset value; however, a contingent deferred sales charge is imposed on certain Class A Shares. The sales charge for each of the Fund and the Portfolio is as follows: 5.50% for transactions less than $50,000; 4.50% for transactions of at least $50,000 but less than $100,000; 3.75% for transaction of at least $100,000 but less than $250,000; 2.50% for transactions of at least $250,000 but less than $500,000; 2.00% for transactions of at least $500,000 but less than $1 million. No sales charge is imposed for transactions of at least $1 million or for Class A Shares of the Fund or the Portfolio purchased through certain trust departments, investment advisers, retirements plans or "wrap accounts," although such shareholders may be charged a service fee by the institutions. For sales of Class A Shares of each of the Fund and the Portfolio, a dealer will normally receive up to 90% of the applicable sales charge. Any portion of the sales charge which is not paid to a dealer will be retained by FSC. However, FSC may offer to pay certain dealers up to 100% of the sales charge retained by it in the form of cash or promotional incentives. FSC may also make payments to dealers with respect to transactions over $1 million for which no sales charge is payable and may make payments out of the sales charge to banks in exchange for sales and/or administrative services performed on behalf of the banks' customers in connection with the initiation of customer accounts and the sales of Class A Shares.
        The sales charge can be reduced or eliminated on the purchase of Class A Shares through quantity discounts and accumulated purchases, concurrent purchases, the signing of a letter of intent, using the reimbursement privilege or purchasing with proceeds from the redemption of unaffiliated investment company shares. The sales charges are not imposed in connection with the exercise of exchange rights, nor will they be imposed in connection with the receipt of Fund shares received by shareholders of the Portfolio as a result of the consummation of the Reorganization.
        Subject to certain exemptions, Class A Shares of each of the Fund and the Portfolio which are purchased under a periodic special offering with the proceeds of a redemption of shares of an unaffiliated investment company and purchased or redeemed with a sales charge and which are not distributed by FSC may be charged a contingent deferred sale charge of 0.50 of 1.00% for redemptions made within one full year of purchase. A contingent deferred sales charge will not be charged in connection with the exercise of exchange rights, nor will it be imposed on any redemption (effected subsequent to the Reorganization) of Fund shares received by shareholders of the Portfolio as a result of the consummation of the Reorganization provided that such shares were originally purchased by the Portfolio shareholder more than one year from the date of redemption. For a complete description of sales charges, contingent deferred sales charges and exemptions from such charges, reference is hereby made to the Prospectus of the Fund dated December 31, 1995 and the Prospectus of the Portfolio dated December 31, 1995, each of which is incorporated herein by reference thereto.
Purchase and Redemption Procedures
        The transfer agent and dividend disbursing agent for each of the Fund and the Portfolio is Federated Shareholder Services Company (formerly called Federated Services Company). Procedures for the purchase and redemption of the Fund's Class A Shares differ slightly from procedures applicable to the purchase and redemption of the Portfolio's Class A Shares. Any questions about such procedures may be directed to, and assistance in effecting purchases or redemptions of the Fund's Class A Shares or Portfolio's Class A Shares, may be obtained from FSC, principal distributor for each of the Fund and the Portfolio, at 800-245-5051.
        Reference is made to the Prospectus of the Fund dated December 31, 1995, and the Prospectus of the Portfolio dated December 31, 1995, for a complete description of the purchase and redemption procedures applicable to purchases and redemptions of Fund and Portfolio shares, respectively, each of which is incorporated herein by reference thereto. Set forth below is a brief listing of the significant purchase and redemption procedures applicable to the Fund's Class A Shares and the Portfolio's Class A Shares.
        Purchases of Class A Shares of the Fund or Portfolio may be made through a financial institution which has a sales agreement with FSC or directly from FSC once an account has been established. The minimum initial investment in the Fund and the Portfolio is $500, except for retirement accounts for which the minimum is $50. Subsequent investments must be in amounts of at least $100, except for retirement accounts for which the minimum is $50. The Fund and the Portfolio each reserve the right to reject any purchase request. In connection with the sale of Class A Shares of both the Fund and the Portfolio, FSC may from time to time offer certain items of nominal value to any shareholder.

        The purchase price of shares of both the Fund and the Portfolio is based on net asset value. The net asset value for each of the Fund and the Portfolio is calculated as of the close of trading (normally 4:00 p.m., Eastern time) on the New York Stock Exchange, on each day on which the Fund and the Portfolio compute their net asset value. Purchase and redemption orders for the Fund and the Portfolio received from broker/dealers before 5:00 p.m. (Eastern time) and from financial institutions before 4:00 p.m. (Eastern time) may be entered at that day's price. Fund purchase orders by wire are considered received immediately and payments must be received within three business days following the order if a sales charge is due or by 3:00 p.m. (Eastern time) on the next business day if no such charge is due. Portfolio purchase orders by wire are considered received when the Portfolio's transfer agent's bank, State Street Bank and Trust Company ("State Street Bank"), receives payment by wire. Purchase orders received by check are considered received after the check is converted into federal funds, which normally occurs one day after receipt.
        Holders of Fund and Portfolio Class A Shares each have exchange privileges with respect to Class A Shares in certain of the funds for which affiliates of Management or the Adviser serve as investment advisor or principal underwriter (collectively, the "Federated Funds"), each of which has different investment objectives and policies. Class A Shares in the Fund or the Portfolio may be exchanged for Class A Shares of certain Federated Funds at net asset value with no additional fees on exchange. Class A Shares to be exchanged must have a net asset value which meets the minimum investment requirement for the fund into which the exchange is being made. Exercise of the exchange privilege is treated as a sale for federal income tax purposes and, accordingly, may have tax consequences for the shareholder. Information on share exchanges may be obtained from the Fund or the Portfolio, as appropriate.


        Redemptions of Fund Class A Shares may be made through a financial institution, by telephone, by mailing a written request or through the Fund's Systematic Withdrawal Program. Redemptions of Portfolio shares may be made through a financial institution, by telephone, by mailing a written request or through the Portfolio's Systematic Withdrawal Program. In each case, Class A Shares are redeemed at their net asset value, less any applicable contingent deferred sales charge, next determined after the redemption request is received. Proceeds will be distributed by check within seven days after receipt of a redemption request.
Tax Consequences
        As a condition to the Reorganization transactions, the Trust and the Corporation will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code so that no gain or loss will be recognized by either the Fund or the Portfolio or their shareholders. The tax cost basis of the Fund shares received by Portfolio shareholders will be the same as the tax cost basis of their shares in the Portfolio.

                                RISK FACTORS
        Investment in the Fund and the Portfolio is subject to certain risks which are set forth in the Fund's Prospectus dated December 31, 1995 and the Statement of Additional Information dated December 31, 1995 and the Portfolio's Prospectus dated December 31, 1995 and the Statement of Additional Information dated December 31, 1995, each of which is incorporated herein by reference thereto. Briefly, these risks include, but are not limited to, fluctuation in the value of the securities held by the Fund or the Portfolio; gain or loss in the sale of stocks held by the Fund or the Portfolio based on changes in the perceived prospects of the issuer; and economic, political and regulatory developments which affect these securities.

                    INFORMATION ABOUT THE REORGANIZATION
Background and Reasons for the Proposed Reorganization
        The Portfolio was established in 1987 to provide investors with an opportunity to invest in a professionally-managed, diversified pool of equity securities with prospects for above-average growth in earnings and dividends. Although its investment objective and policies were similar to other funds advised by the Adviser at the time of its creation, the Portfolio was created as a separate unit in order to market it to particular groups of investors. Subsequent to the Portfolio's creation, the Adviser and its affiliates determined that a more economically efficient method of marketing to different groups of investors was to create separate classes of stock within a single portfolio. The classes are then individually marketed and bear different fees and expenses.
        The Portfolio had net assets of approximately $16.4 million, compared to the Fund's net assets of $240.9 million as of January 31, 1996. For the last several years, in an effort to remain competitive with other investment companies, the Adviser has waived all of its investment advisory fee and reimbursed the Portfolio for certain operating expenses, resulting in aggregate fee waivers and expense reimbursements of $356,497 for the Portfolio's fiscal year ended October 31, 1995. The Adviser has concluded that it will not be able to continue indefinitely to waive such investment advisory fees and reimburse operating expenses in order to allow the Portfolio to earn a return on its investments competitive with other investment companies with similar investment objectives. As a result, the Adviser has recommended to the Board of Directors that it would be in the best interests of all of the Portfolio's shareholders to combine its assets with those of the Fund. Such a combination may achieve operating efficiencies and economies of scale as a result of the larger size of the Fund while allowing shareholders to maintain an investment in a fund whose investment objective is appreciation of capital.
        The Corporation's Board of Directors, including a majority of the independent Directors, determined that participation in the Reorganization is in the best interests of the Portfolio and that the interests of Portfolio shareholders would not be diluted as a result of its effecting the Reorganization. Based upon the foregoing considerations, and the fact that shareholders of the Portfolio will not suffer any adverse tax consequences as a result of the Reorganization, the Board of Directors of the Corporation unanimously voted to approve, and recommend to Portfolio shareholders the approval of, the Reorganization.
        The Board of Trustees of the Fund, including a majority of the independent Trustees, have unanimously concluded that consummation of the Reorganization is in the best interests of the Fund and the shareholders of the Fund and that the interests of Fund shareholders would not be diluted as a result of effecting the Reorganization and have unanimously approved the Plan.
Description of the Plan of Reorganization
        The Plan provides that the Fund will acquire all of the assets of the Portfolio in exchange for the Fund's Class A Shares and Class C Shares to be distributed pro rata by the Portfolio to its Class A and Class C shareholders in complete liquidation of the Portfolio on or about May 31, 1996 (the "Closing Date"). Shareholders of the Portfolio will become shareholders of the Fund as of the close of business on the Closing Date, and will be entitled to the Fund's next dividend distribution. Shareholders of the Portfolio will earn their last dividend from the Portfolio on the dividend date.
        Consummation of the Reorganization is subject to the conditions set forth in the Plan, including receipt of an opinion in form and substance satisfactory to the Corporation, on behalf of the Portfolio, and the Trust, on behalf of the Fund, as described under the caption "Federal Income Tax Consequences" below. The Plan may be terminated and the Reorganization may be abandoned at any time before or after approval by shareholders of the Portfolio prior to the Closing Date by either party if it believes that consummation of the Reorganization would not be in the best interests of its shareholders.
        Management is responsible for the payment of all expenses of the Reorganization incurred by either party, whether or not the Reorganization is consummated. Such expenses include, but are not limited to, accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Portfolio's shareholders and the costs of holding the Special Meeting of Shareholders.
        The foregoing description of the Plan entered into between the Trust, on behalf of the Fund, and the Corporation, on behalf of the Portfolio, is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference thereto.
Description of Fund Shares
        Class A Shares of the Fund to be issued to Class A shareholders of the Portfolio under the Plan will be fully paid and nonassessable when issued and transferable without restriction and will have no preemptive or conversion rights. Reference is hereby made to the Prospectus of the Fund dated December 31, 1995 provided herewith for additional information about Class A Shares of the Fund.
Federal Income Tax Consequences
        As a condition to the Reorganization transactions, the Trust, on behalf of the Fund, and the Corporation, on behalf of the Portfolio, will receive an opinion from Dickstein, Shapiro & Morin, L.L.P., counsel to the Trust and the Corporation, to the effect that, on the basis of the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current administrative rules and court decisions, for federal income tax purposes: (1) the Reorganization as set forth in the Plan will constitute a tax-free reorganization under section 368(a)(1)(C) of the Code; (2) no gain or loss will be recognized by the Fund upon its receipt of the Portfolio's assets solely in exchange for Fund shares; (3) no gain or loss will be recognized by the Portfolio upon the transfer of its assets to the Fund in exchange for Fund shares or upon the distribution (whether actual or constructive) of the Fund shares to the Portfolio shareholders in exchange for their shares of the Portfolio; (4) no gain or loss will be recognized by shareholders of the Portfolio upon the exchange of their Portfolio shares for Fund shares; (5) the tax basis of the Portfolio's assets acquired by the Fund will be the same as the tax basis of such assets to the Portfolio immediately prior to the Reorganization; (6) the tax basis of Fund shares received by each shareholder of the Portfolio pursuant to the Plan will be the same as the tax basis of Portfolio shares held by such shareholder immediately prior to the Reorganization; (7) the holding period of the assets of the Portfolio in the hands of the Fund will include the period during which those assets were held by the Portfolio; and (8) the holding period of Fund shares received by each shareholder of the Portfolio will include the period during which the Portfolio shares exchanged therefor were held by such shareholder, provided the Portfolio shares were held as capital assets on the date of the Reorganization.
Comparative Information on Shareholder Rights and Obligations
        The Trust is organized as a business trust pursuant to a Declaration of Trust under the laws of the Commonwealth of Massachusetts. Set forth below is a brief summary of the significant rights of shareholders of the Trust.
        The Trust is not required to hold annual meetings of shareholders. Shareholder approval is necessary only for certain changes in operations or the election of trustees under certain circumstances. A special meeting of shareholders of the Trust for any permissible purpose is required to be called by the Trustees upon the written request of the holders of at least 10% of the Trust's outstanding shares of all series entitled to vote. Each share of the Trust is entitled to one vote. All shares of each fund or class in the Trust have equal voting rights except that in matters affecting only a particular fund or class, only shares of that fund or class are entitled to vote.
        Under certain circumstances, shareholders of the Fund may be held personally liable as partners under Massachusetts law for obligations of the Trust on behalf of the Fund. To protect its shareholders, the Trust has filed legal documents with the Commonwealth of Massachusetts that expressly disclaim the liability of Fund shareholders for such acts or obligations of the Trust. These documents require that notice of this disclaimer be given in each agreement, obligation or instrument that the Trust or its trustees enter into or sign.
        In the unlikely event a shareholder is held personally liable for the Trust's obligations on behalf of the Fund, the Trust is required to use its property to protect or compensate the shareholder. On request, the Trust will defend any claim made and pay any judgment against a shareholder for any act or obligation of the Trust. Therefore, financial loss resulting from liability as a shareholder will occur only if the Trust cannot meet its obligations to indemnify shareholders and pay judgments against them.
        The Corporation is organized as a corporation under the laws of the State of Maryland and is not required to hold annual meetings of shareholders except when required to to do so under the 1940 Act. A special meeting of shareholders of the Corporation is required to be called by the Directors upon the written request of the holders of at least 10% of the outstanding shares of the Corporation entitled to vote. Each share of the Corporation is entitled to one vote at all meetings of shareholders except that in matters affecting only a particular portfolio or class, only shares of that portfolio or class are entitled to vote.
Capitalization

        The following table sets forth the unaudited capitalization of the Class A Shares of the Fund and the Class A Shares of the Portfolio as of January 31, 1996 and on a pro forma basis as of that date:


                                                   Pro Forma
                    Fund           Portfolio       Combined
Class A Shares      $250,439,331   $14,856,970     $265,296,301
Net Assets (1)
Net Asset Value     $22.65         $13.73          $22.65
Per Class A Share

(1) Net assets for Class C Shares of each of the Fund, the Portfolio and Pro Forma combined are $420,209, $1,584,262 and $2,004,471. Net Asset Value Per Class C Share for each of the Fund, the Portfolio and Pro Forma combined are $22.64, $13.70, and $22.64.

                    INFORMATION ABOUT THE FUND, THE TRUST
                      THE PORTFOLIO AND THE CORPORATION
Federated Growth Strategies Fund, a portfolio of Federated Equity Funds
        Information about the Trust and the Fund is contained in the Fund's current Prospectus dated December 31, 1995, a copy of which is included herewith and incorporated by reference herein. Additional information about the Fund is included in the Fund's Statement of Additional Information dated December 31, 1995 and the Statement of Additional Information dated April 7, 1996 relative to this Prospectus/Proxy Statement, each of which is incorporated herein by reference. Copies of the Statements of Additional Information, which have been filed with the Securities and Exchange Commission (the "SEC"), may be obtained without charge by contacting the Fund at 1-800-245-5051 or by writing the Fund at Federated Investors Tower, Pittsburgh, PA 15222-3779. The Trust is subject to the informational requirements of the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements and other information filed by the Trust or the Fund can be obtained by calling or writing the Fund and can also be inspected and copied by the public at the public reference facilities maintained by the SEC in Washington, D.C. located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661 and 13th Floor, Seven World Trade Center, New York, NY 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.
        This Prospectus/Proxy Statement, which constitutes part of a Registration Statement filed by the Trust with the SEC under the 1933 Act, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Trust and the Fund and the shares offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC.

Capital Growth Fund, a portfolio of Investment Series Funds, Inc.


        Information about the Portfolio and the Corporation is contained in the Portfolio's current Prospectus dated December 31, 1995, its Statement of Additional Information dated December 31, 1995 and the Statement of Additional Information dated April 7, 1996 relating to this Prospectus/Proxy Statement, each of which is incorporated herein by reference. Copies of such Prospectus and Statement(s) of Additional Information, which have been filed with the SEC, may be obtained without charge from the Fund by calling 1-800-245-5051 or by writing to the Fund at Federated Investors Tower, Pittsburgh, PA 15222-3779. The Corporation is subject to the informational requirements of the 1933 Act, the 1934 Act and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements and other information filed by the Corporation or the Portfolio can be obtained by calling or writing the Fund and can also be inspected at the public reference facilities maintained by the SEC or obtained at prescribed rates at the addresses listed in the previous section.

                             VOTING INFORMATION
        This Prospectus/Proxy Statement is furnished in connection with the solicitation by the Board of Directors of the Corporation of proxies for use at the Special Meeting of Shareholders (the "Meeting") to be held on May 31, 1996 and at any adjournment thereof. The proxy confers discretionary authority on the persons designated therein to vote on other business not currently contemplated which may properly come before the Meeting. A proxy, if properly executed, duly returned and not revoked, will be voted in accordance with the specifications thereon; if no instructions are given, such proxy will be voted in favor of the Plan. A shareholder may revoke a proxy at any time prior to use by filing with the Secretary of the Corporation an instrument revoking the proxy, by submitting a proxy bearing a later date or by attending and voting at the Meeting.

        The cost of the solicitation, including the printing and mailing of proxy materials, will be borne by Management. In addition to solicitations through the mails, proxies may be solicited by officers, employees and agents of the Corporation and Management at no additional cost to the Corporation. Such solicitations may be by telephone. Management will reimburse custodians, nominees and fiduciaries for the reasonable costs incurred by them in connection with forwarding solicitation materials to the beneficial owners of shares held of record by such persons.
Outstanding Shares and Voting Requirements
        The Board of Directors of the Corporation has fixed the close of business on March 25, 1996 as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting of Shareholders and any adjournment thereof. As of the record date, there were
        Class A Shares and      Class C Shares of the Portfolio outstanding.
-------                    ----
Each of the Portfolio's Class A Shares and Class C Shares are entitled to one vote and fractional shares have proportionate voting rights. On the record
date,          owned of record       shares, or      %, of the Portfolio's
      --------                 -----            -----
outstanding Class A Shares and       owned of record       shares, or
                               -----                 -----            -----
%, of the Portfolio's outstanding Class C Shares. On such date, no other person owned of record, or to the knowledge of the Adviser, beneficially owned, 5% or more of the Portfolio's outstanding Class A or Class C Shares. On the record date, the directors and officers of the Corporation as a group owned less than 1% of the outstanding Class A and Class C Shares of the Portfolio.
        As of the record date, there were            Class A,    Class B and
                                          ----------          --
   Class C Shares of the Fund outstanding.  On the record date,
--                                                              --------
owned of record       shares, or    %, of the Fund's outstanding Class A
                -----            ---
Shares,       owned of record       shares, or      %, of the Fund's
        -----                 -----            -----
outstanding Class B Shares and    owned of record    shares, or   %, of the
                               --                 --            --
Fund's outstanding Class C Shares. On such date, no other person owned of record, or to the knowledge of the Management, beneficially owned, 5% or more of the Fund's outstanding Class A, Class B or Class C Shares. On the record date, the trustees and officers of the Fund as a group owned less than 1% of the outstanding Class A, Class B and Class C Shares of the Fund.
        Approval of the Plan requires the affirmative vote of the lesser of
(i) 67% of the shares of the Portfolio present at the Special Meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (2) a majority of the outstanding shares of the Portfolio. The votes of shareholders of the Fund are not being solicited since their approval is not required in order to effect the Reorganization.
        One-third of the outstanding shares of the Portfolio, represented in person or by proxy, will be required to constitute a quorum at the Special Meeting for the purpose of voting on the proposed Reorganization. For purposes of determining the presence of a quorum, shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast, at the Special Meeting. Under the 1940 Act, however, which governs this transaction, matters subject to the requirements of the 1940 Act, including the Reorganization, are determined on the basis of a percentage of votes present at the Special Meeting, which would have the effect of treating abstentions and "broker non-votes" as if they were votes against the proposal.
Dissenter's Right of Appraisal
        Shareholders of the Portfolio objecting to the Reorganization have no appraisal rights under the Corporation's Articles of Incorporation or Maryland law. Under the Plan, if approved by Portfolio shareholders, each Class A Portfolio shareholder will become the owner of Class A Shares of the Fund having a total net asset value equal to the total net asset value of his or her holdings in the Portfolio at the Closing Date.
Other Matters


        Management of the Corporation knows of no other matters that may properly be, or which are likely to be, brought before the meeting. However, if any other business shall properly come before the meeting, the persons named in the proxy intend to vote thereon in accordance with their best judgment.
        So far as management is presently informed, there is no litigation pending or threatened against the Fund.
        If at the time any session of the Special Meeting is called to order, a quorum is not present in person or by proxy, the persons named as proxies may vote those proxies which have been received to adjourn the Special Meeting to a later date. In the event that a quorum is present but sufficient votes in favor of one or more of the proposals have not been received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to any such proposal. All such adjournments will require the affirmative vote of a majority of the shares present in person or by proxy at the session of the Special Meeting to be adjourned. The persons named as proxies will vote those proxies which they are entitled to vote in favor of the proposal, in favor of such an adjournment, and will vote those proxies required to be voted against the proposal, against any such adjournment. A vote may be taken on one or more of the proposals in this Prospectus/Proxy Statement prior to any such adjournment if sufficient votes for its approval have been received and it is otherwise appropriate.
        Whether or not shareholders expect to attend the meeting, all shareholders are urged to sign, fill in and return the enclosed proxy form promptly.



                                                       EXHIBIT A


                    AGREEMENT AND PLAN OF REORGANIZATION

        AGREEMENT AND PLAN OF REORGANIZATION dated February 29, 1996 (the "Agreement"), between FEDERATED EQUITY FUNDS, a Massachusetts business trust (the "Trust"), on behalf of its portfolio FEDERATED GROWTH STRATEGIES FUND (hereinafter called the "Acquiring Fund"), and INVESTMENT SERIES FUNDS, INC., a Maryland corporation (hereinafter called the "Corporation") on behalf of its portfolio CAPITAL GROWTH FUND (hereinafter called the "Acquired Fund").
       This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code").
The reorganization (the "Reorganization") will consist of the transfer of all of the assets of the Acquired Fund in exchange solely for Class A and Class C Shares of the Acquiring Fund (the "Acquiring Fund Shares") and the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.
       WHEREAS, the Corporation and the Trust are registered open-end management investment companies and the Acquired Fund owns securities in which the Acquiring Fund is permitted to invest;
       WHEREAS, both the Acquired Fund and the Acquiring Fund are authorized to issue shares of common stock or shares of beneficial interest, as the case may be;
       WHEREAS, both the Acquired Fund and the Acquiring Fund have outstanding Class A Shares and Class C Shares;
       WHEREAS, the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined under the Investment Company Act of 1940, as amended (the "1940 Act")), of the Acquiring Fund has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and
        WHEREAS, the Board of Directors, including a majority of the directors who are not "interested persons" (as defined under the 1940 Act), of the Acquired Fund has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquired Fund shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;
        NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:
     1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND.
     1.1 Subject to the terms and conditions contained herein, the Acquired Fund agrees to assign, transfer and convey to the Acquiring Fund all of the assets of the Acquired Fund, including all securities and cash, other than cash in an amount necessary to pay any unpaid dividends and distributions as provided in paragraph 1.5, beneficially owned by the Acquired Fund, and the Acquiring Fund agrees in exchange therefor to deliver to the Acquired Fund the number of Class A and Class C Acquiring Fund Shares, respectively, including fractional Class A and Class C Acquiring Fund Shares, determined as set forth in paragraph 2.3. Such transaction shall take place at the closing (the "Closing") on the closing date (the "Closing Date") provided for in paragraph 3.1. In lieu of delivering certificates for the Class A and Class C Acquiring Fund Shares, the Acquiring Fund shall credit the Class A and Class C Acquiring Fund Shares to the Acquired Fund's account, for the benefit of its Class A and Class C shareholders, respectively, on the stock record books of the Acquiring Fund and shall deliver a confirmation thereof to the Acquired Fund.
     1.2 The Acquired Fund will discharge all of its liabilities and obligations prior to the Closing Date.
     1.3 Delivery of the assets of the Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to State Street Bank and Trust Company (hereinafter called "State Street"), Boston, Massachusetts, the Acquiring Fund's custodian (the "Custodian"), for the account of the Acquiring Fund, together with proper instructions and all necessary documents to transfer to the account of the Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims. All cash delivered shall be in the form of currency and immediately available funds payable to the order of the Custodian for the account of the Acquiring Fund.
     1.4 The Acquired Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to the Acquiring Fund thereunder. The Acquired Fund will transfer to the Acquiring Fund any distributions, rights or other assets received by the Acquired Fund after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the Acquiring Fund on the Closing Date and shall not be separately valued.
     1.5 As soon after the Closing Date as is conveniently practicable, the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's Class A and Class C shareholders of record, determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Class A and Class C Acquiring Fund Shares, respectively, received by the Acquired Fund pursuant to paragraph 1.1. In addition, each shareholder of record of the Acquired Fund shall have the right to receive any unpaid dividends or other distributions which were declared before the Valuation Date (as hereinafter defined) with respect to the shares of the Acquired Fund that are held by the shareholder on the Valuation Date. Such liquidation and distribution will be accomplished by the transfer of the Class A and Class C Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share record books of the Acquiring Fund in the names of the Class A and Class C Acquired Fund Shareholders, respectively, and representing the respective pro rata number of the Class A and Class C Acquiring Fund Shares due such shareholders, based on their ownership of Class A and Class C Shares, respectively, of the Acquired Fund on the Closing Date. All issued and outstanding Class A and Class C Shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. Class A and Class C Share certificates representing interests in the Acquired Fund will represent a number of Class A and Class C Acquiring Fund Shares, respectively, after the Closing Date as determined in accordance with Section 2.3. The Acquiring Fund shall not issue certificates representing the Class A and Class C Acquiring Fund Shares in connection with such exchange.
     1.6 Ownership of Class A and Class C Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.
     1.7 Any transfer taxes payable upon issuance of the Class A and Class C Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Class A and Class C Acquiring Fund Shares are to be issued and transferred.
     1.8 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Corporation.
     2.VALUATION.


     2.1 The value of the Acquired Fund's net assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of New York Stock Exchange (normally 4:00 p.m., Eastern time) on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.2 The net asset value of each Class A and Class C Acquiring Fund Share shall be the net asset value per share computed as of the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time) on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.3 The number of the Class A and Class C Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's net assets shall be determined (a) by dividing the value of the net assets of the Acquired Fund attributable to Class A Shares, determined using the same valuation procedures referred to in paragraph 2.1, by the net asset value of one Class A Acquiring Fund Share and (b) by dividing the value of the net assets of the Acquired Fund attributable to Class C Shares, determined using the same valuation procedures referred to in paragraph 2.1, by the net asset value of one Class C Acquiring Fund Share, in each case determined in accordance with paragraph 2.2.
     2.4 All computations of value shall be made in accordance with the regular practices of the Acquiring Fund.
     3.CLOSING AND CLOSING DATE.
     3.1 The Closing Date shall be May 31, 1996 or such later date as the parties may mutually agree. All acts taking place at the Closing Date shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 4:00 p.m. (Eastern time) at the offices of the Acquiring Fund, Federated Investors Tower, Pittsburgh, PA 15222-3779, or such other time and/or place as the parties may mutually agree.
     3.2 If on the Valuation Date (a) the primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.
     3.3 Federated Shareholder Services Company, as transfer agent for each of the Acquired Fund and the Acquiring Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Class A and Class C Acquired Fund Shareholders and the number and percentage ownership of outstanding Class A and Class C Shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Class A and Class C Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Class A and Class C Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, assumption agreements, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.
     4.REPRESENTATIONS AND WARRANTIES.
     4.1  The Corporation  represents and warrants to the Trust as follows:
             (a) The Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has power to own all of its properties and assets and to carry out this Agreement.
             (b) The Corporation is registered under the 1940 Act, as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
             (c) The Corporation is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Corporation's Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound.
             (d) The Acquired Fund has no material contracts or other commitments outstanding (other than this Agreement) which will result in liability to it after the Closing Date.
             (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.
             (f) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
             (g) The Statements of Assets and Liabilities of the Acquired Fund at October 31, 1994 and 1995 have been audited by Ernst & Young LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein.
             (h) Since October 31, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.
             (i) At the Closing Date, all Federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such dates shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
             (j) For each fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
             (k) All issued and outstanding Class A and Class C Shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding Class A and Class C Shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Class A or Class C Acquired Fund Shares, nor is there outstanding any security convertible into any of the Class A or Class C Acquired Fund Shares.
             (l) On the Closing Date, the Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.
             (m) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Corporation's directors and, subject to the approval of the Acquired Fund Shareholders, this Agreement will constitute the valid and legally binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
             (n) The prospectus/proxy statement of the Acquired Fund (the "Prospectus/Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.5 (other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
             (o) The Acquired Fund has entered into an agreement under which Federated Management will assume the expenses of the reorganization including accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund's shareholders and the costs of holding the Special Meeting of Shareholders.
     4.2  The Trust  represents and warrants to the Corporation  as follows:
             (a) The Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the power to carry on its business as it is now being conducted and to carry out this Agreement.
             (b) The Trust is registered under the 1940 Act as an open-end, diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
             (c) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Trust's Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound.
             (d) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.
             (e) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
             (f) The Statement of Assets and Liabilities of the Acquiring Fund at October 31, 1994 and 1995, have been audited by Ernst & Young LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein.
             (g) Since October 31, 1995, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed to and accepted by the Acquired Fund.
             (h) At the Closing Date, all Federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such date shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquiring Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
             (i) For each fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
             (j) All issued and outstanding Class A and Class C Shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Class A or Class C Acquiring Fund Shares, nor is there outstanding any security convertible into any Class A or Class C Acquiring Fund Shares.
             (k) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the Trust's Trustees, and this Agreement will constitute the valid and legally binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
             (l) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
             (m) The Acquiring Fund has entered into an agreement under which Federated Management will assume the expenses of the reorganization including accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund's shareholders and the costs of holding the Special Meeting of Shareholders.
     5.COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

     5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.
     5.2 The Corporation will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.
     5.3 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.
     5.4 As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for Federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Corporation's President and its Treasurer.
     5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of the Prospectus/Proxy Statement, referred to in paragraph 4.1(m), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.
     5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.
     5.7 Prior to the Valuation Date, the Acquired Fund shall have declared a dividend or dividends, with a record date and ex-dividend date prior to the Valuation Date, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income, if any, plus the excess of its interest income, if any, excludable from gross income under Code section 103a) over its deductions disallowed under Code sections 265 and 171(a)(2) for the taxable periods or years ended on or before October 31, 1995 and for the period from said date to and including the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in taxable periods or years ended on or before October 31, 1995 and in the period from said date to and including the Closing Date.
     6.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.
        The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     6.1 All representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     6.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Acquired Fund.
     6.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquiring Fund, to the effect that the representations and warranties of the Corporation made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.
     7.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.
        The obligations of the Acquired Fund to consummate the transactions provided herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     7.1 All representations and warranties of the Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     7.2 The Acquiring Fund shall have delivered to the Acquired Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquired Fund, to the effect that the representations and warranties of the Trust made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.
     7.3 There shall not have been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business since the date hereof other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of any indebtedness, except as otherwise disclosed to and accepted by the Acquired Fund.
     8.FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRING FUND
       AND THE ACQUIRED FUND.
        If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.
     8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Corporation's Articles of Incorporation and the 1940 Act.
     8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.
     8.3 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.
     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.
     8.5 The Trust and the Corporation shall have received an opinion of Dickstein, Shapiro & Morin, L.L.P. substantially to the effect that for Federal income tax purposes:
             (a) The transfer of all of the Acquired Fund assets in exchange for the Acquiring Fund Shares and the distribution of the Acquiring Fund Shares to the Acquired Fund Shareholders in liquidation of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code; (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares; (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their shares of the Acquired Fund;
(d) No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares;
(e) The tax basis of the Acquired Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization; (f) The tax basis of the Acquiring Fund Shares received by each of the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization;
(g) The holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and (h) The holding period of the Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided the Acquired Fund shares were held as capital assets on the date of the Reorganization).
     9.TERMINATION OF AGREEMENT.
     9.1 This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Directors of the Corporation or the Board of Trustees of the Trust at any time prior to the Closing Date (and notwithstanding any vote of the Board of Directors of the Corporation) if circumstances should develop that, in the opinion of either of the parties' Board, make proceeding with the Agreement inadvisable.
     9.2 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the directors, trustees or officers of the Corporation or the Trust or the shareholders of the Acquiring Fund or of the Acquired Fund, in respect of this Agreement.
     10.  WAIVER.
        At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of Trustees of the Trust or the Board of Directors of the Corporation, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Acquiring Fund or of the Acquired Fund, as the case may be.
     11.  MISCELLANEOUS.
     11.1 None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.
     11.2 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements, and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.
     11.3 This Agreement shall be governed and construed in accordance with the internal laws of the Commonwealth of Pennsylvania, without giving effect to principles of conflicts of laws.
     11.4 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
     11.5 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.
     11.6 The Acquired Fund is hereby expressly put on notice of the limitation of liability as set forth in Article XI of the Declaration of Trust of the Trust and agrees that the obligations assumed by the Acquiring Fund pursuant to this Agreement shall be limited in any case to the Acquiring Fund and its assets and the Acquired Fund shall not seek satisfaction of any such obligation from the shareholders of the Acquiring Fund, the trustees, officers, employees or agents of the Trust or any of them.


        IN WITNESS WHEREOF, the Acquired Fund and the Acquiring Fund have each caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                              Acquired Fund:
                              INVESTMENT SERIES FUNDS, INC.
                              on behalf of its portfolio,

                              CAPITAL GROWTH FUND
Attest:

                              By:  /s/ J. Christopher Donahue

/s/ S. Elliott Cohan
Assistant Secretary           Name:  J. Christopher Donahue

                              Title:  President


                              Acquiring Fund:
                              FEDERATED EQUITY FUNDS
                              on behalf of its portfolio,
                              FEDERATED GROWTH
                              STRATEGIES FUND
Attest:

                              By:  /s/ Glen R. Johnson

/s/ S. Elliott Cohan
Assistant Secretary           Name:  Glen R. Johnson

                              Title:  President



                     STATEMENT OF ADDITIONAL INFORMATION
                                April 7, 1996
                        Acquisition of the assets of
                            CAPITAL GROWTH FUND,
                a Portfolio of INVESTMENT SERIES FUNDS, INC.
                          Federated Investors Tower
                    Pittsburgh, Pennsylvania  15222-3779
                      Telephone Number:  1-800-245-5051
                      By and in exchange for shares of
                      FEDERATED GROWTH STRATEGIES FUND,
                    a Portfolio of FEDERATED EQUITY FUNDS
                          Federated Investors Tower
                    Pittsburgh, Pennsylvania  15222-3779
                      Telephone Number:  1-800-245-5051

        This Statement of Additional Information dated April 7, 1996 is not a prospectus. A Prospectus/Proxy Statement dated April 7, 1996 related to the above-referenced matter may be obtained from Federated Equity Funds, Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. This Statement of Additional Information should be read in conjunction with such Prospectus/Proxy Statement.


                              TABLE OF CONTENTS

        1. Statement of Additional Information of Federated Growth Strategies Fund, a portfolio of Federated Equity Funds, dated December 31, 1995

        2. Statement of Additional Information of Capital Growth Fund, a portfolio of Investment Series Funds, Inc., dated December 31, 1995


        3. Financial Statements of Federated Growth Strategies Fund, a portfolio of Federated Equity Funds, dated October 31, 1995

        4. Financial Statements of Capital Growth Fund, a portfolio of Investment Series Funds, Inc., dated October 31, 1995


        The Statement of Additional Information of Federated Growth Strategies Fund, Inc. (the "Fund"), a portfolio of Federated Equity Funds (the "Trust"), dated December 31, 1995, is incorporated herein by reference to Post-Effective Amendment No. 29 to the Trust's Registration Statement on Form N-1A (File Nos. 2-91090 and 811-4017) which was filed with the Securities and Exchange Commission on or about December 27, 1995. A copy may be obtained from the Fund at Federated Investors Tower, Pittsburgh, PA 15222-3279; telephone number: 1-800-245-5051.
        The Statement of Additional Information of Capital Growth Fund (the "Portfolio"), a portfolio of Investment Series Funds, Inc. (the "Corporation"), dated December 31, 1995, is incorporated herein by reference to Post-Effective Amendment No. 9 to the Corporation's Registration Statement on Form N-1A (File Nos. 33-48847 and 811-07021) which was filed with the Securities and Exchange Commission on or about December 28, 1995.
        The audited financial statements of the Fund, dated October 31, 1995, are incorporated herein by reference to the Fund's Prospectus dated December 31, 1995 which was filed with the Securities and Exchange Commission in Post-Effective Amendment No. 29 to the Trust's Registration Statement on Form N-1A (File Nos. 2-91090 and 811-4017) on or about December 27, 1995.
        The audited financial statements of the Portfolio, dated October 31, 1995, are incorporated herein by reference to the Portfolio's Prospectus dated December 31, 1995, which was filed with the Securities and Exchange Commission in Post-Effective Amendment No. 9 to the Corporation's Registration Statement on Form N-1A (File Nos. 33-48847 and 811-07021) on or about December 28, 1995.

        Pro forma financial statements are not included herein as the total net assets of the Portfolio do not exceed 10% of the total net assets of the Fund. At January 31, 1996, the total net assets of the Portfolio were $16,441,232 and the total net assets of the Fund were $254,231,940.



                         PART C - OTHER INFORMATION

Item 15.  Indemnification

        Indemnification is provided to trustees and officers of the Registrant pursuant to the Registrant's Declaration of Trust, except where such indemnification is not permitted by law. However, the Declaration of Trust does not protect the trustees or officers from liability based on willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.
        Trustees and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").
        Insofar as indemnification for liabilities arising under the Act may be permitted to trustees, officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such trustees, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
        Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for trustees, officers, or controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16.  Exhibits

1.1  Conformed Copy of Declaration of Trust of the Registrant(1)
2.1  Bylaws of the Registrant, as amended(1)
2.2  Amendment No. 2 to Bylaws of the Registrant effective February 2, 1987(2)
2.3  Amendment No. 3 to Bylaws of the Registrant effective August 25, 1988(3)
3    Not Applicable
4 Agreement and Plan of Reorganization dated February 29, 1996, between Investment Series Funds, Inc., a Maryland corporation, on behalf of its portfolio, Capital Growth Fund, and Federated Equity Funds, a Massachusetts business trust, on behalf of its portfolio Federated Growth Strategies Fund*
5    Copy of Specimen Certificate for Shares of Beneficial Interest of
     Federated Growth Strategies Fund(4)
6.1 Conformed Copy of Investment Advisory Contract on behalf of Federated Growth Trust(5)
6.2 Conformed Copy of Investment Advisory Contract on behalf of Federated Equity Funds(6)
7.1 Conformed Copy of Distributor's Contract on behalf of Federated Growth Trust(5)
7.2 Conformed Copy of Distributor's Contract on behalf of Federated Equity Funds(6)
7.3 The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Commission on July 24, 1995. (File Nos. 33-38550 and 811-6269)
8    Not Applicable
9    Conformed Copy of Custodian Agreement of the Registrant(7)
10.1 Conformed Copy of Distribution Plan of the Registrant(6)
10.2 The Registrant hereby incorporates the conformed copy of the specimen Multiple Class Plan from Item 24(b)(18) of the World Investment Series, Inc. Registration Statement on Form N-1A, filed with the Commission on January 26, 1996. (File Nos. 33-52149 and 811-07141)
10.3 The responses described in Item 16 (7.3) are hereby incorporated by reference
11 Opinion of S. Elliott Cohan, Deputy General Counsel, Federated Investors regarding legality of shares being issued*
12   Opinion of Dickstein, Shapiro & Morin, L.L.P. regarding tax consequences of Reorganization*
13.1 Conformed Copy of Shareholder Services Agreement of the Registrant(7)
13.2 Conformed Copy of Administrative Services Agreement of the Registrant(7)
13.3 Conformed Copy of Agreement for Fund Accounting, Shareholder
     Recordkeeping and Custody Services Procurement(7)
13.4 The responses described in Item 16 (7.3) and Item 16 (10.2) are hereby incorporated by reference
14.1 Conformed copy of Consent of Independent Auditors, Ernst & Young LLP*
14.2 Consent of Legal Counsel, Dickstein, Shapiro & Morin, L.L.P. (contained
in   Exhibit 12)
15   Not Applicable
16   Conformed Copy of Power of Attorney*
17.1 Declaration under Rule 24f-2*

17.2 Form of Proxy of Capital Growth Fund Class A Shares*

17.3 Form of Proxy of Capital Growth Fund Class C Shares*


*    Filed electronically.

(1) Response is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 on Form N-1A filed on July 9, 1984 (File Nos. 2-91090 and 811-4017).

(2) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 5 on Form N-1A filed on July 21, 1987 (File Nos. 2-91090 and 811-4017).

(3) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 10 on Form N-1A filed on December 31, 1988
(File Nos. 2-91090 and 811-4017).

(4) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 22 on Form N-1A filed July 17, 1995.

(5) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 11 on Form N-1A filed October 23, 1989.

(6) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 26 on Form N-1A filed on September 12, 1995 (File Nos. 2-91090 and 811-4017).

(7) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 20 on Form N-1A filed on December 29, 1994 (File Nos. 2-91090 and 811-4017).

Item 17.  Undertakings
        (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
        (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


                                 SIGNATURES
        Pursuant to the requirements of the Securities Act of 1933, the Registrant, Federated Equity Funds, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania on March 8, 1996.

                           FEDERATED EQUITY FUNDS




                           (Registrant)

                           By:               *
                              Glen R. Johnson
                              President


                                 SIGNATURES
        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 8, 1996:

               *               Chairman and Trustee
                               John F. Donahue
                               (Chief Executive Officer)


               *               President
                               Glen R. Johnson


               *               Treasurer
                               David M. Taylor
                               (Principal Financial and
                               Accounting Officer)








               *               Trustee
                               Thomas G. Bigley


               *               Trustee
                               John T. Conroy, Jr.


               *               Trustee
                               William J. Copeland


               *               Trustee
                               James E. Dowd


               *               Trustee
                               Lawrence D. Ellis, M.D.


               *               Trustee
                               Edward L. Flaherty, Jr.


               *               Trustee
                               Peter E. Madden



               *               Trustee
                               Gregor F. Meyer


               *               Trustee
                               John E. Murray, Jr., J.D., S.J.D.


             *                 Trustee
                               Wesley W. Posvar


             *                 Trustee
                               Marjorie P. Smuts


1* By: /s/ S. Elliott Cohan
      Attorney in Fact




                                                                 Exhibit 17.2

        CAPITAL GROWTH FUND, CLASS A SHARES
        a Portfolio of
        INVESTMENT SERIES FUNDS, INC.,
        FEDERATED INVESTORS TOWER
        PITTSBURGH PA 15222-3779


1* Such signature has been affixed pursuant to a Power of Attorney.

        CAPITAL GROWTH FUND, CLASS A SHARES
        a Portfolio of
        INVESTMENT SERIES FUNDS, INC.

        CUSIP NO. 461444 20 8

        FOR SPECIAL MEETING OF SHAREHOLDERS MAY 31, 1996

        KNOW ALL PERSONS BY THESE PRESENTS that the undersigned shareholder(s) of Capital Growth Fund (the "Portfolio"), a portfolio of Investment Series Funds, Inc. (the "Corporation"), hereby appoint(s) Gia Albanowski, Patricia Conner, Patricia Godlewski, Suzanne Land and S. Elliott Cohan, or any of them, true and lawful attorneys, with power of substitution of each, to vote all Class A Shares of Capital Growth Fund, a portfolio of Investment Series Funds, Inc., which the undersigned is entitled to vote, at the Special Meeting of Shareholders to be held on May 31, 1996, at Federated Investors Tower, Pittsburgh, Pennsylvania, at 2:30 p.m. (Eastern Time) and at any adjournment thereof.

        Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting.

        PROPOSAL

1.TO APPROVE OR DISAPPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN
  THE CORPORATION, ON BEHALF OF THE PORTFOLIO, AND FEDERATED EQUITY FUNDS, ON BEHALF OF FEDERATED GROWTH STRATEGIES FUND.


        THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. The attorneys named will vote the shares represented by this proxy in accordance with the choices made on this card. IF NO CHOICE IS INDICATED AS TO ANY ITEM, THIS PROXY WILL BE VOTED AFFIRMATIVELY ON THAT MATTER.



                 PLEASE RETURN THE BOTTOM PORTION WITH YOUR VOTE IN
                  THE ENCLOSED ENVELOPE AND RETAIN THE TOP PORTION

        CAPITAL GROWTH FUND, CLASS A SHARES       PROXY VOTING MAIL-IN STUB
        a portfolio of Investment                 PROPOSAL 1:  TO APPROVE OR
        Series Funds, Inc.                        DISAPPROVE AN AGREEMENT
                                             AND PLAN OF REORGANIZATION
        RECORD DATE SHARES:
                           ----------------

                                             oFOR the Agreement
                                     and Plan of
                                               Reorganization
                                             oAGAINST the Agree-
                                     ment and Plan of
                                               Reorganization
                                             oABSTAIN

        Please sign EXACTLY as your name(s)
        appear(s) above.  When signing as
        attorney, executor, administrator,
        guardian, trustee, custodian, etc.,
        please give your full title as
        such.  If a corporation or
        partnership, please sign the full
        name by an authorized officer or
        partner.  If stock is owned
        jointly, all owners should sign.



        -----------------------------------
        Signature(s) of Shareholder(s)

        Date:
              -----------------------------


                                                                 Exhibit 17.3

        CAPITAL GROWTH FUND, CLASS C SHARES
        a Portfolio of
        INVESTMENT SERIES FUNDS, INC.,
        FEDERATED INVESTORS TOWER
        PITTSBURGH PA 15222-3779
        CAPITAL GROWTH FUND, CLASS C SHARES
        a Portfolio of
        INVESTMENT SERIES FUNDS, INC.

        CUSIP NO. 461444 40 8

        FOR SPECIAL MEETING OF SHAREHOLDERS MAY 31, 1996


        KNOW ALL PERSONS BY THESE PRESENTS that the undersigned shareholder(s) of Capital Growth Fund (the "Portfolio"), a portfolio of Investment Series Funds, Inc. (the "Corporation"), hereby appoint(s) Gia Albanowski, Patricia Conner, Patricia Godlewski, Suzanne Land and S. Elliott Cohan, or any of them true and lawful attorneys, with power of substitution of each, to vote all Class C Shares of Capital Growth Fund, a portfolio of Investment Series Funds, Inc., which the undersigned is entitled to vote, at the Special Meeting of Shareholders to be held on May 31, 1996, at Federated Investors Tower, Pittsburgh, Pennsylvania, at 2:30 p.m. (Eastern Time) and at any adjournment thereof.

        Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting.

        PROPOSAL

1.TO APPROVE OR DISAPPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN
  THE CORPORATION, ON BEHALF OF THE PORTFOLIO, AND FEDERATED EQUITY FUNDS, ON BEHALF OF FEDERATED GROWTH STRATEGIES FUND.

        THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. The attorneys named will vote the shares represented by this proxy in accordance with the choices made on this card. IF NO CHOICE IS INDICATED AS TO ANY ITEM, THIS PROXY WILL BE VOTED AFFIRMATIVELY ON THAT MATTER.



                 PLEASE RETURN THE BOTTOM PORTION WITH YOUR VOTE IN
                  THE ENCLOSED ENVELOPE AND RETAIN THE TOP PORTION


        CAPITAL GROWTH FUND, CLASS C SHARES       PROXY VOTING MAIL-IN STUB
        a portfolio of Investment                 PROPOSAL 1:  TO APPROVE OR
        Series Funds, Inc.                        DISAPPROVE AN AGREEMENT
                                             AND PLAN OF REORGANIZATION
        RECORD DATE SHARES:
                           ----------------

                                             oFOR the Agreement
                                              and Plan of
                                              Reorganization

                                            oAGAINST the Agreement
                                             and Plan of
                                             Reorganization
                                             oABSTAIN

        Please sign EXACTLY as your name(s)
        appear(s) above.  When signing as
        attorney, executor, administrator,
        guardian, trustee, custodian, etc.,
        please give your full title as
        such.  If a corporation or
        partnership, please sign the full
        name by an authorized officer or
        partner.  If stock is owned
        jointly, all owners should sign.



        -----------------------------------

        Signature(s) of Shareholder(s)

        Date:
              -----------------------------